As filed with the Securities and Exchange Commission on June 15, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HOMESTREET, INC.

(Exact name of registrant as specified in its charter)

Washington	91-0186600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

601 Union Street, Suite 2000

Seattle, WA 98101

(Address of principal executive offices, including zip code)

2010 Equity Incentive Plan

2011 Director Equity Compensation Plan

Stock Option Grants

(Full title of the plan)

Godfrey B. Evans

General Counsel

HomeStreet, Inc.

601 Union Street, Suite 2000

Seattle, WA 98101

(206) 623-3050

(206) 389-7703—Facsimile

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agent for service)

with copy to:

Marcus J. Williams

Donna M. Cochener

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(206) 757-7700—Facsimile

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, an “accelerated filer”, a “non-accelerated filer”, or a “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, no par value:
— 2010 Equity Incentive Plan (3)(4)	706,356	$32.75	$23,133,159	$2651
— 2011 Director Equity Compensation Plan	84,000	$32.75	$2,751,000	$315
— Option Grants Made Outside of a Plan	221,800	(5)	$339,200	$39
TOTAL	1,012,156	$32.75	$26,223,359	$3005

(1)	Except as described in footnote 3 below, represents shares available for future issuance. Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable under the 2010 Equity Incentive Plan, the 2011 Director Equity Compensation Plan or the stock option grants made outside of a plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of the Registrant’s outstanding shares of common stock.
(2)	Calculated in accordance with Rule 457(h) under the Securities Act based on the average of the reported high and low trading price of the Registrant’s common stock on June 12, 2012.
(3)	Includes (a) 88,196 shares previously issued pursuant to restricted stock awards under our 2010 Equity Incentive Plan to certain officers of HomeStreet, Inc. on February 10, 2012, (b) an additional 1,046 shares previously issued pursuant to a restricted stock award under our 2010 Equity Incentive Plan to one officer of HomeStreet, Inc. on March 26, 2012, and (c) 9,800 shares previously issued pursuant to restricted stock awards to our non-employee directors under our 2010 Equity Incentive Plan granted on February 15, 2012. As of the date of this Registration Statement on Form S-8 a portion of these shares remain subject to vesting requirements and are not eligible for resale until vested.
(4)	The 99,042 shares issued pursuant to restricted stock awards under the 2010 Equity Incentive Plan that are being registered for resale on this Registration Statement includes shares which are subject to transfer restrictions pursuant to agreements entered into in connection with our recent initial public offering, which restrictions are expected to expire on or about August 8, 2012.
(5)	The following stock options, listed by number of shares (after giving effect to a 1-for-2.5 reverse stock split effective July 19, 2011 and a 2-for-1 forward stock split effective March 6, 2012) and exercise price, were issued outside of the Company’s equity compensation plans, but are subject to the terms and conditions of the 2010 Equity Incentive Plan:

Common Stock, no par value	Number of Shares	Exercise Price	Maximum Aggregate Exercise Price
Stock Option Grants Issued Outside a Plan	100,000	$1.50	$150,000
Stock Option Grants Issued Outside a Plan	21,000	$1.50	$31,500
Stock Option Grants Issued Outside a Plan	20,000	$1.50	$30,000
Stock Option Grants Issued Outside a Plan	16,000	$1.125	$18,000
Stock Option Grants Issued Outside a Plan	6,400	$1.50	$9,600
Stock Option Grants Issued Outside a Plan	8,000	$1.50	$12,000
Stock Option Grants Issued Outside a Plan	5,600	$1.50	$8,400
Stock Option Grants Issued Outside a Plan	5,600	$1.50	$8,400
Stock Option Grants Issued Outside a Plan	4,800	$1.50	$7,200
Stock Option Grants Issued Outside a Plan	4,000	$1.50	$6,000
Stock Option Grants Issued Outside a Plan	3,200	$1.50	$4,800
Stock Option Grants Issued Outside a Plan	3,200	$1.50	$4,800
Stock Option Grants Issued Outside a Plan	4,000	$1.50	$6,000
Stock Option Grants Issued Outside a Plan	4,000	$1.50	$6,000
Stock Option Grants Issued Outside a Plan	2,400	$1.50	$3,600
Stock Option Grants Issued Outside a Plan	4,000	$1.50	$6,000
Stock Option Grants Issued Outside a Plan	4,000	$1.125	$4,500
Stock Option Grants Issued Outside a Plan	5,600	$4.00	$22,400
TOTAL	221,800		$339,200

PART I

EXPLANATORY NOTE

HomeStreet, Inc. (the “Company”) has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register shares of the Company’s common stock, no par value (the “Shares”) representing (a) up to 706,356 Shares issuable under the Company’s 2010 Equity Incentive Plan (the “2010 Plan”), including up to 99,042 shares issued pursuant to restricted stock awards previously granted under the 2010 Plan (the “Restricted Stock Awards”) which may be offered for resale by certain of its officers and its non-employee directors who received such grants (the “Selling Shareholders”), (b) up to 84,000 Shares issuable under the Company’s 2011 Director Equity Compensation Plan (the “2011 Plan”) and (c) up to 221,800 Shares issuable upon the exercise of certain stock options awarded outside the Company’s equity plans (the “Retention Grants”). The following resale prospectus has been prepared in accordance with Part I of Form S-3 under the Securities Act. The resale prospectus may be used for reoffers and resales by the Selling Shareholders of Shares granted pursuant to the Restricted Stock Awards. Shares issued by the Registrant pursuant to the 2010 Plan, the 2011 Plan or the Retention Grants from and after the date of this resale prospectus may be resold by the participants without regard to this resale prospectus.

RESALE PROSPECTUS

HOMESTREET, INC.

99,042 SHARES OF COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 99,042 shares of our common stock, no par value, by the Selling Shareholders listed in this prospectus. The Selling Shareholders acquired such shares pursuant to grants of restricted stock awards made to certain officers and non-employee directors under the HomeStreet, Inc. 2010 Equity Incentive Plan.

We will not receive any proceeds from sales of the shares of our common stock covered by this prospectus by any of the Selling Shareholders. The shares may be offered, from time to time, by any or all of the Selling Shareholders through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as he or she may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution.” We will bear all costs, expenses and fees in connection with the registration of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the Selling Shareholders.

Each Selling Shareholder and any broker executing selling orders on behalf of a Selling Shareholder may be deemed to be an “underwriter” as defined in the Securities Act of 1933, as amended, or the Securities Act. If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the shares of common stock covered by this prospectus as principals, any profits received by such broker-dealers on the resales of shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Shareholders may be deemed to be underwriting commissions.

Because our company does not currently meet the registrant requirements for use of Form S-3, the amount of shares which may be resold by means of this reoffer prospectus by each of our Selling Shareholders, and any other person with whom he or she is acting in concert for the purpose of selling securities of our company, must not exceed, in any three month period, the amount specified in Rule 144(e) promulgated under the Securities Act.

Shares of our common stock are listed on the NASDAQ Global Market under the symbol “HMST.” On June 12, 2012, the last reported sale price of our common stock was $33.00 per share.

Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” on page 28 of this prospectus and the other risk factors set forth in our periodic and other filings with the Securities and Exchange Commission, or the SEC, including those set forth in our Annual Report on Form 10-K for the year ended December 31, 2011, for a discussion of certain factors that should carefully be considered by prospective purchasers.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 12, 2012.

You should rely only on the information contained in this resale prospectus. Neither we nor the Selling Shareholders have authorized any other person to provide you with different information. The Selling Shareholders are offering to sell, and seeking offers to buy, the Shares only in jurisdictions where offers and sales are permitted. The information contained in this resale prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this resale prospectus. Our business, financial condition, results of operations and prospects may have changed since that date, and you should assume that the information appearing in this resale prospectus is accurate only as of that date regardless of the time of delivery of this resale prospectus or any offer or sale of the Shares.

Unless we state otherwise or the context otherwise requires, references in this prospectus to “HomeStreet,” “we,” “our,” “us” and the “Company” refer to HomeStreet, Inc., a Washington corporation, its consolidated subsidiaries, HomeStreet Bank (“Bank”), HomeStreet Capital Corporation (“HomeStreet Capital”) and HomeStreet, Inc.’s other direct and indirect subsidiaries.

ADDITIONAL INFORMATION

The documents incorporated by reference in the registration statement pursuant to which the securities covered hereby are registered are hereby incorporated in this prospectus by reference. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act will be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of the filing of such documents.

The Company will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents), as well as shareholder communications and other reports furnished to shareholders of the Company on a continuing basis, the Plan and any other documents to be delivered to participants in the Plan. Written requests should be addressed to HomeStreet, Inc., 601 Union Street, Suite 2000, Seattle, Washington 98101 Attention: Mr. Godfrey B. Evans, Secretary & General Counsel. Telephone requests may be directed to Mr. Godfrey Evans at (206) 623-3050.

FORWARD-LOOKING STATEMENTS

This resale prospectus and the documents incorporated by reference contain, in addition to historical information, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to our future plans, objectives, expectations, intentions and financial performance, and assumptions that underlie these statements. All statements other than statements of historical fact are “forward-looking statements” for the purposes of these provisions. When used in this resale prospectus and the documents incorporated by reference, terms such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of those terms or other comparable terms are intended to identify such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. Our actual results may differ significantly from the results discussed in such forward-looking statements. A list of the known factors that may cause us to deviate from our presently intended course of action, or to experience results that fall short of our expectations, is set forth in the section below entitled “Risk Factors” beginning at page 28.

We do not intend to update any of the forward-looking statements after the date of this resale prospectus to conform these statements to actual results or changes in our expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this resale prospectus.

SUMMARY OF INFORMATION IN THE RESALE PROSPECTUS

This summary highlights selected information about us. To understand this offering fully, you should read the entire resale prospectus carefully, including the financial statements filed as part of our Annual Report on Form 10-K for the year ended December 31, 2011 and as part of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

General

We are a 90-year-old diversified financial services company headquartered in Seattle, Washington, serving consumers and businesses in the Pacific Northwest and Hawaii. Our primary subsidiaries are HomeStreet Bank and HomeStreet Capital Corporation. HomeStreet Bank is a Washington state-chartered savings bank that provides deposit and investment products and cash management services. The Bank also provides loans for single family homes, commercial real estate, construction, and commercial businesses. HomeStreet Capital Corporation, a Washington corporation, originates, sells and services multifamily mortgage loans under the Fannie Mae Delegated Underwriting and Servicing Program (“DUS®”)1 in conjunction with HomeStreet Bank. We also provide insurance products and services for consumers and businesses as HomeStreet Insurance and loans for single family homes through a joint venture, Windermere Mortgage Services Series LLC (“WMS”). WMS provides point-of-sale loan origination services through 41 Windermere Real Estate offices in Washington and Oregon.

[1]	DUS® is registered trademark of Fannie Mae.

At March 31, 2012, we had total assets of $2.37 billion, net loans held for investment of $1.30 billion, deposits of $2.00 billion and shareholders’ equity of $191.2 million. At December 31, 2011, we had total assets of $2.26 billion, net loans held for investment of $1.30 billion, deposits of $2.01 billion and shareholders’ equity of $86.4 million. As of March 31, 2012, we have reported four consecutive quarters of profitability, reflecting substantial progress in the execution of our plan to address the negative impact of the economic downturn on the Company’s financial condition, results of operations and risk profile. We recently recapitalized the Company through an initial public offering of our common stock in February 2012, upgraded our regulatory standing, which resulted in the lifting of a cease and desist order that had been put into place by the Bank’s primary regulators in 2009 and replacement of that order with an informal enforcement action in the form of a memorandum of understanding, and expanded our mortgage origination capacity with the addition of a significant number of new mortgage personnel. We have continued to improve the quality of our deposits and reduce our troubled assets, improving our capital ratios and results of operations.

We have a network of 20 bank branches and nine stand-alone lending centers located in the Puget Sound, Olympia, Vancouver and Spokane regions of Washington, the Portland and Salem regions of Oregon, and the Hawaiian Islands of Oahu, Maui and Hawaii. During the first quarter of 2012, we expanded our mortgage origination capacity, accelerating our strategic plan to increase mortgage origination volume by hiring approximately 170 mortgage personnel previously employed in Washington, Oregon and Idaho by MetLife Home Loans, including MetLife’s Pacific Northwest regional sales manager and its regional builder services manager, as well as regional and branch managers, mortgage consultants and related production support staff. We have opened or are in the process of opening 13 new mortgage lending centers in Washington, Oregon and Idaho in order to accommodate these new hires.

We operate four primary lines of business: Community Banking, Single Family Mortgage Lending, Income Property Lending and Residential Construction Lending.

Community Banking. We provide diversified financial products and services to our consumer and business customers, including deposit products, investment products, insurance products, cash management services and consumer and business loans.

Single Family Mortgage Lending. We originate and sell residential mortgage loans into the secondary market both directly and through our relationship with WMS. This segment also originates and services loans for our portfolio on a selective basis including home equity loans and lines of credit. We originate mortgages using secondary market standards, and the majority of those mortgages are sold to or securitized by Fannie Mae, Freddie Mac or Ginnie Mae, while we retain the right to service these loans. The Bank has the oldest continuous relationship of all Fannie Mae seller servicers in the nation, having been the second company approved by Fannie Mae at its founding in 1938. A small percentage of the loans are brokered or sold on a servicing-released basis to correspondent lenders.

Income Property Lending. We originate commercial real estate loans with a focus on multifamily lending through our Fannie Mae DUS business. These loans are sold to or securitized by Fannie Mae, and we generally continue to service those loans after the sale. We also originate commercial construction loans, bridge loans and permanent loans for our own portfolio and for sale to other investors such as insurance companies.

Residential Construction Lending. We originate residential construction loans for our own portfolio, focusing on single family home construction that is short duration in nature. Generally we will not lend on land development projects or raw land.

Regulatory Matters

As a result of the economic downturn that began in mid-to-late 2007, our business experienced a series of interrelated adverse events, the combination of which led to deterioration in our asset quality, operating performance and capital adequacy. On May 8, 2009, we entered into an agreement with HomeStreet Bank’s primary banking regulators, the Federal Deposit Insurance Corporation, or FDIC, and the Washington State Department of Financial Institutions, or DFI, pursuant to which we consented to the entry of an Order to Cease & Desist from certain allegedly unsafe and unsound banking practices (the “Bank Order”). On May 18, 2009, we entered into a similar agreement (the “Company Order”) with HomeStreet, Inc.’s primary regulator, which was the Office of Thrift Supervision until July 21, 2011, and the Board of Governors of the Federal Reserve System (the “Federal Reserve”) thereafter. References in this resale prospectus to the Federal Reserve include the OTS prior to the transfer date with respect to those functions transferred to the Federal Reserve.

As a result of improvement in the Bank’s capital position, including the completion of our initial public offering and the subsequent contribution of a total of $65.0 million of net proceeds to the Bank, and improvement in the Bank’s asset quality, management, earnings, liquidity and sensitivity to interest rates since the imposition of the Bank Order, as of March 26, 2012, the FDIC and DFI terminated the Bank Order and we entered into a memorandum of understanding (the “Supervisory Agreement”) that requires, among other things, the maintenance of a minimum Tier 1 leverage ratio of 9.0% and the continued reduction of classified assets. The Company remains under the Company Order, and based on guidance from the Federal Reserve, we believe that we may need to make additional improvements in the Company’s financial condition, including further reductions in classified assets, to qualify for the lifting of that order.

Business Strategy

We recently completed the most significant goal in our turnaround strategy, the recapitalization of the Company through our initial public offering. In addition, our performance over the course of 2011 was characterized by strong mortgage banking results, significant improvement in asset quality and a return to profitability. We now believe we have sufficient capital to be a source of strength to the Bank, meet our obligations under our outstanding debt securities (Trust Preferred Securities, or “TruPS”), and pursue our business strategy.

We are pursuing the following strategies in our business segments:

Community Banking: Our Community Banking strategy involves the development of an integrated consumer and business financial services delivery platform. We seek to meet the financial services needs of our consumer and business customers by providing targeted banking products, investment advice and products, and insurance products through our bank branches and through dedicated investment advisors, insurance agents and business banking officers. We plan to grow our bank branch core deposit base through limited media advertising, effective deposit product design, consumer account cash incentives, cash referral bonuses and relationship incentives. We plan to expand our bank branch network in high-growth areas of Puget Sound. We also intend to grow our core deposits by increasing business deposits, initially from new cash management and business lending customers. As the economy improves, we believe we will be well positioned to attract new middle-market business customers requiring commercial business, small business administration (SBA) and owner-occupied real estate loans, and that we will distinguish ourselves from our larger competitors by offering faster, more flexible local decision making and providing customers with direct access to our senior officers. At the same time, our larger capital base and broader offering of products and services enable us to compete effectively against smaller banks.

Single Family Mortgage Lending: We have leveraged our reputation for high quality service and reliable loan closing to increase our single family mortgage market share significantly over the last three years. In early 2012, we took advantage of an opportunity to add experienced loan originators and accelerate our plans to expand our single family mortgage origination business by hiring approximately 170 mortgage personnel formerly associated with MetLife Home Loans. We expect these employees to generate a significant increase in our single family mortgage loan origination volume. We intend to continue to focus on conventional conforming and government insured or guaranteed single family mortgage origination. We also expect to use portfolio lending to complement secondary market lending, particularly for well-qualified borrowers with loan sizes greater than the conventional conforming limits. In addition, we plan to open a correspondent lending channel to purchase selected loans originated by credit unions and smaller community banks, and we are exploring strategies to increase our Internet lending.

Income Property Lending. We plan to grow our multifamily mortgage origination business, particularly through our Fannie Mae DUS origination and servicing relationships. We plan to expand beyond our current markets by adding loan origination personnel and by forming strategic alliances with multifamily property service providers inside and outside our existing lending areas. We expect to continue to benefit from being one of only 25 companies nationally approved as Fannie Mae DUS sellers and servicers. In addition, we have historically supported our DUS program by providing short-term bridge loans to experienced borrowers who purchase apartment buildings for renovation, which we then seek to replace with permanent financing through the Fannie Mae DUS program upon completion of the renovations. We also originate multifamily and income property permanent loans and income property construction loans for our portfolio and for sale to life insurance companies.

Residential Construction Lending. We plan to reenter the residential construction market. Beginning in 2007, we substantially curtailed new originations in order to reduce our concentration in this category. Going forward we plan to resume originating residential construction loans with a significantly reduced portfolio concentration and a focus on home construction loans as opposed to land development projects or raw land.

Market and Competition

The financial services industry is highly competitive. We compete with banks, savings and loan associations, credit unions, mortgage banking companies, insurance companies, finance companies, and investment and mutual fund companies. In particular, we compete with several financial institutions with greater resources, including the capacity to make larger loans, finance extensive advertising and offer a broader array of products. The number of competitors for middle-market business customers has, however, decreased in recent years due to bank failures and consolidations. In recent years national banks have focused on larger customers in order to achieve economies of scale in lending and depository relationships and have also consolidated business banking operations and support and reduced service levels in the Pacific Northwest. We have taken advantage of the failures and takeovers of certain competitors by recruiting well-qualified employees and attracting new customers who seek long-term stability, quality products and expertise. We believe there is a significant opportunity for a well-capitalized, community-focused bank that emphasizes responsive and personalized service to provide a full range of financial services to small- and middle-market commercial and consumer customers in those markets where we do business.

In addition, we believe we are well positioned to take advantage of changes in the single family mortgage origination and servicing industry that have helped to reduce the number of competitors. The mortgage industry is compliance-intensive and requires significant expertise and internal control systems to ensure mortgage loan origination and servicing providers meet all origination, processing, underwriting, servicing and disclosure requirements. These requirements are causing some competitors to exit the industry. New entrants must make significant investments in experienced personnel and specialized systems to manage the compliance process. These investments represent a significant barrier to entry. In addition, lending in conventional and government guaranteed or insured mortgage products, including FHA and VA loans, requires significantly higher capitalization than had previously been required for mortgage brokers and non-bank mortgage companies.

Our single family mortgage origination and servicing business is highly dependent upon successful compliance with underwriting and servicing guidelines of Fannie Mae, Freddie Mac, FHA, VA and Ginnie Mae as well as a myriad of federal and state consumer compliance regulations. Our demonstrated expertise in these activities, together with our significant volume of lending in low- and moderate-income areas and direct community investment, contribute to our uninterrupted record of “Outstanding” Community Reinvestment Act (“CRA”) ratings since 1986. We believe our ability to maintain our historically strong compliance culture represents a significant competitive advantage.

We intend to expand our multifamily mortgage lending business by targeting strong apartment markets and experienced borrowers with whom we have had prior working relationships. We expect to continue to benefit from being one of only 25 companies nationally that are approved Fannie Mae DUS sellers and servicers. The Fannie Mae DUS program has become a key multifamily funding source nationally, due to the turmoil in the financial services industry and the resulting loss of other financing sources. Recently, bank competitors have returned to the market and targeted multifamily lending with aggressively priced programs.

Employees

As of March 31, 2012 the Company and its banking subsidiary employed approximately 821 full-time equivalent employees, including approximately 170 mortgage personnel hired during the first quarter of 2012 who had formerly been employed in Washington, Oregon and Idaho by MetLife Home Loans.

Where You Can Obtain Additional Information

We file annual, quarterly, current and other reports with the Securities and Exchange Commission. You may review a copy of these reports, including exhibits and schedules filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as HomeStreet, Inc., that file electronically with the Securities and Exchange Commission. We also make our reports filed with the SEC available on HomeStreet’s website, at http://ir.homestreet.com after such reports are filed. The information on our website is not part of this resale prospectus.

THE OFFERING

Common stock outstanding (1)	7,162,606.8
Common stock to be offered by the Selling Shareholders	99,042

(1)	Includes shares of common stock outstanding as of June 12, 2012, but does not include approximately 489,525 shares underlying any outstanding options, of which 171,600 are vested as of the date of this resale prospectus.

The Market For Our Common Stock

Our common stock trades on the Nasdaq Global Market under the symbol HMST.

REGULATION AND SUPERVISION

The following is a brief description of certain laws and regulations that are applicable to us. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere in this resale prospectus, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

The bank regulatory framework to which we are subject is intended primarily for the protection of bank depositors and the Deposit Insurance Fund and not for the protection of shareholders or other security holders.

General

The Company is a savings and loan holding company and is regulated by the Board of Governors at the Federal Reserve System, or the Federal Reserve, and the Washington State Department of Financial Institutions, Division of Banks, or DFI. The Company is required to register and file reports with, and otherwise comply with, the rules and regulations of the Federal Reserve and the DFI. The Bank is a Washington state-chartered savings bank. The Bank is subject to regulation, examination and supervision by the DFI and the FDIC.

As a result of the recent financial crisis, regulation of the financial services industry has been undergoing major changes. Among these is the Dodd-Frank Act, which makes significant modifications to and expansions of the rulemaking, supervisory and enforcement authority of the federal banking regulators. Some of the changes were effective immediately, but others are to be phased in over time. The Dodd-Frank Act requires various regulators, including the banking regulators, to adopt numerous regulations, not all of which have been finalized. Accordingly, in many instances, the precise requirements of the Dodd-Frank Act are not yet known.

Further, new statutes, regulations and guidance are considered regularly and are currently being proposed that contain wide-ranging potential changes to the statutes, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed statute, regulation or other guidance will be adopted or promulgated, or the extent to which our business may be affected. Any change in such policies, whether by the Federal Reserve, the DFI, the FDIC, the Washington legislature or the United States Congress, could have a material adverse impact on us and our operations and shareholders. In addition, the Federal Reserve, the DFI and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies, including, among other things, policies with respect to the Bank’s capital levels, the classification of assets and establishment of adequate loan loss reserves for regulatory purposes.

Our operations and earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. In addition to its role as the regulator of savings and loan holding companies, the Federal Reserve has, and is likely to continue to have, an important impact on the operating results of financial institutions through its power to implement national monetary policy including, among other things, actions taken in order to curb inflation or combat a recession. The Federal Reserve affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

We are currently operating under a cease and desist order issued by our primary federal regulator, the Federal Reserve, as described below under “— Company Order.” Under the cease and desist order, we are required to notify, and in certain cases receive the permission of, the Federal Reserve prior to taking certain actions. In addition, the Bank has entered into the Supervisory Agreement on March 26, 2012. See “— Supervisory Agreement.”

Company Order

We are currently operating under an Order to Cease and Desist issued by the Company’s previous regulator on May 18, 2009 and now administered by the Federal Reserve. We refer to this order as the Company Order. Under the Company Order, HomeStreet, Inc. agreed to refrain from engaging in all unsafe and unsound practices that have resulted in the operation of HomeStreet, Inc. with low earnings and inadequate capital. In addition, for so long as the Company Order remains in place, HomeStreet, Inc. has also agreed to not do any of the following without the consent of the Federal Reserve:

•	pay dividends or make any other capital distributions;

•	incur, issue, renew, repurchase, make payments on (including payments on trust preferred securities, “TruPS,”) or roll over any debt;

•	increase any current lines of credit;

•	guarantee the debt of any entity;

•	make any “golden parachute” or “prohibited indemnification payments” unless we have complied with certain statutory and regulatory requirements; and

•	make changes in our board of directors or senior executive officers without meeting certain prior notification requirements.

Pursuant to the Company Order, we developed a plan to manage our liquidity, capital and risk profile, and to address our financial obligations, including deferring interest payments on the TruPS, without relying on dividends from the Bank. Following the closing of our initial public offering in February 2012 and the subsequent contribution of an aggregate of $65.0 million to the Bank, we retained capital at the Company that management believes will be adequate to meet the needs of the Company without requiring additional dividends from the Bank for the near future.

The Company Order will remain in effect until terminated, modified or suspended by the Federal Reserve. We believe we are currently in substantial compliance with the Company Order, although the requirements imposed by the Company Order do not include quantitative capital ratio or asset quality targets. We send quarterly status reports to the Federal Reserve at their request.

Supervisory Agreement

As a result of improvement in the Bank’s capital position, including the successful completion of our initial public offering and the subsequent contribution of an aggregate of $65.0 million of net proceeds to the Bank, and improvement in the Bank’s asset quality, management, earnings, liquidity and sensitivity to interest rates since the imposition of the Bank Order, as of March 26, 2012, the FDIC and DFI have terminated the Bank Order and replaced it with an informal supervisory agreement (“Supervisory Agreement”) which requires, among other things, that the Bank:

•	maintain a minimum Tier 1 leverage capital ratio of 9.0% while maintaining an appropriately funded ALLL;

•	to improve asset quality and reduce the level of adversely classified assets and to formulate and submit a plan in connection with this requirement;

•	maintain a three-year strategic plan to improve and sustain the Bank’s profitability, improve its risk profile and satisfactorily maintain capital;

•	retain qualified management and provide advance notification to the FDIC and DFI of proposed changes in the Bank board or senior executive officer; and

•	refrain from paying dividends without prior regulatory consent.

Recent Developments

On June 12, 2012, the three federal banking regulators (including the Federal Reserve and the FDIC) jointly announced that they were seeking comment on three sets of proposed regulations relating to capital (the “Proposed Rules”). The Proposed Rules would apply to depository institutions and (subject to certain exceptions not applicable to the Company) their holding companies. Although parts of the Proposed Rules would apply only to large, complex financial institutions, a substantial portion of the Proposed Rules would apply to the Bank and the Company. The Proposed Rules include requirements contemplated by Dodd-Frank Act as well as certain standards adopted by the Basel Committee on Banking Supervision (“BCBS”) in December 2010, which standards are commonly referred to as “Basel III”.

Under the Proposed Rules, both the Bank and the Company would be required to meet certain minimum capital requirements. The Proposed Rules introduce a new capital ratio of common equity Tier I capital to risk-based assets. Common equity Tier 1 capital would consist of retained earnings and common stock instruments, subject to certain adjustments. Both the Company and the Bank would be required to meet a common equity Tier 1 capital ratio of 4.5% as well as a common equity Tier 1 capital “conservation buffer” of 2.5%. An institution that does not meet the conservation buffer would be subject to restrictions on certain activities including payment of dividends, stock repurchases and discretionary bonuses to executive officers. In addition, both the Company and the Bank would be subject to a Tier 1 leverage ratio of 4.0%, a Tier 1 risk-based ratio of 6.0% and a total risk-based ratio of 8.0%. The Prompt Corrective Action rules would be modified to include a common equity Tier 1 capital component and to increase certain other capital requirements for the various thresholds. For example, the requirements for the Bank to be considered well-capitalized would be a 5.0% Tier 1 leverage ratio, a 6.5% common equity Tier 1 risk-based capital ratio, an 8.0% Tier 1 risk-based ratio and a 10.0% total risk-based capital ratio. To be adequately capitalized, those ratios would be 4.0%, 4.5%, 6.0% and 8.0%, respectively.

The Proposed Rules would make changes in the methods of calculating certain risk-based assets, which would in turn affect the calculation of risk-based ratios. Higher or more sensitive risk weights would be assigned to various categories of assets, including residential mortgages, commercial real estate, credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual, foreign exposures, certain corporate exposures and securitization exposures. In addition, the Proposed Rules would modify the manner in which certain capital elements are determined.

The new required capital ratios and the enhanced Prompt Corrective Action rules would generally be phased in beginning in 2013 and would take full effect on January 1, 2015. The conservation buffer would be phased in beginning in 2016 and would take full effect on January 1, 2019. The new calculations of risk-weighted assets would take effect on January 1, 2015. Various other modifications may have later phase-in and full-implementation dates.

The deadline for comments on the Proposed Rules is September 7, 2012. We cannot predict at this time when or in what form final rules will be adopted.

Regulation of the Company

General

Because we have made an election under Section 10(1) of the Home Owners’ Loan Act (“HOLA”) for the Bank to be treated as a “savings association” for purposes of Section 10 of HOLA, the Company is registered as a savings and loan holding company with the Federal Reserve and is subject to Federal Reserve regulations, examinations, supervision and reporting requirements relating to savings and loan holding companies. Among other things, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings bank. Unlike bank holding companies, savings and loan holding companies have not been subject to any specific regulatory capital ratios, although they have been subject to review by the Federal Reserve and approval of capital levels as part of its examination process. However, under the Dodd-Frank Act, the Company will be subject to capital requirements no later than July 21, 2015 and under the Proposed Rules some capital requirements would begin in 2013. Our continued ability to use the provisions of Section 10(1) of HOLA – which allow the Company to be registered as a savings and loan holding company rather than as a bank holding company – is conditioned upon the Bank’s continued qualification as a qualified thrift lender under the Qualified Thrift Lender test set forth in HOLA. See “— Regulation and Supervision of HomeStreet Bank — Qualified Thrift Lender Test.” Since the Bank is chartered under Washington law, the DFI has authority to regulate the Company generally relating to its conduct affecting the Bank. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Company and affiliates thereof.

Numerous provisions of the Dodd-Frank Act affect the Company and its business and operations. Some of the provisions are:

•	The Federal Reserve has issued proposed capital requirements for savings and loan holding companies.

•	All holding companies of depository institutions are required to serve as a source of strength for their depository subsidiaries.

•	The Federal Reserve is given heightened authority to examine, regulate and take action with respect to all of a holding company’s subsidiaries.

The Company is a unitary savings and loan holding company within the meaning of federal law. Generally, companies that become savings and loan holding companies following the May 4, 1999 grandfather date in the Gramm-Leach-Bliley Act of 1999 may engage only in the activities permitted for financial institution holding companies as well as activities that are permitted for multiple savings and loan holding companies. Because the Company became a savings and loan holding company prior to that grandfather date, the activities in which the Company and its subsidiaries (other than the Bank and its subsidiaries) may engage generally are not restricted by HOLA. If, however, we are acquired by a non-financial company, or if we acquire another savings association subsidiary (and become a multiple savings and loan holding company), we will terminate our “grandfathered” unitary savings and loan holding company status and become subject to certain limitations on the types of business activities in which we could engage. The Company may not engage in any activity or render any service for or on behalf of the Bank for the purpose of or with the effect of evading any law or regulation applicable to the Bank.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, because the Bank is treated as a savings association subsidiary of a savings and loan holding company, we must give the Federal Reserve at least 30 days’ advance notice of the proposed declaration of a dividend on our guaranty, permanent or other non-withdrawable stock. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Federal Reserve, and the Federal Reserve has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the Bank.

Capital / Source of Strength

Under the Dodd-Frank Act, capital requirements will be imposed on savings and loan holding companies such as the Company. The leverage and risk-based capital requirements to be imposed by the appropriate regulator cannot be lower than the minimum leverage and risk-based requirements imposed on depository institutions as of July 21, 2010. Under the Dodd-Frank Act, these requirements will not apply to the Company before July 21, 2015. Certain capital requirements proposed by the Federal Reserve under the Proposed Rules would begin being implemented in 2013.

The Dodd-Frank Act also placed restrictions on the ability of depository institution holding companies to use trust preferred securities, or TruPS, as capital. However, since the Company’s TruPS were issued prior to May 19, 2010 and the Company had consolidated assets of less than $15 billion as of December 31, 2009, the Dodd-Frank Act does not apply these restrictions to the Company’s currently outstanding TruPS. The Proposed Rules may, however, phase in restrictions on the treatment of TruPS as capital.

Regulations and historical practice of the Federal Reserve have required bank holding companies to serve as a “source of strength” for their subsidiary banks. The Dodd-Frank Act codifies this requirement and extends it to all companies that control an insured depository institution. Accordingly, the Company is now required to act as a source of strength for the Bank. The appropriate federal banking regulators are required by the Dodd-Frank Act to issue final rules to carry out this requirement but have not yet done so.

Restrictions Applicable to Savings and Loan Holding Companies

Federal law prohibits a savings and loan holding company, including us, directly or indirectly (or through one or more subsidiaries), from acquiring:

•	control (as defined under HOLA) of another savings institution (or a holding company parent) without prior written approval of the Federal Reserve;

•

through merger, consolidation or purchase of assets, another savings institution or a holding company thereof, or acquiring all or substantially all of the assets of such institution (or a holding company) without prior Federal Reserve or FDIC approval;

•	with certain exceptions, more than 5.0% of the voting shares of a non-subsidiary savings association or a non-subsidiary holding company; or

•	control of any depository institution not insured by the FDIC (except through a merger with and into the holding company’s savings institution subsidiary that is approved by the FDIC).

In evaluating applications by holding companies to acquire savings associations, the Federal Reserve must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

A savings and loan holding company may not acquire as a separate subsidiary an insured institution that has a principal office outside of the state where the principal office of its subsidiary institution is located, except:

•	in the case of certain emergency acquisitions approved by the FDIC;

•	if such holding company controls a savings institution subsidiary that operated a home or branch office in such additional state as of March 5, 1987; or

•

if the laws of the state in which the savings institution to be acquired is located specifically authorize a savings institution chartered by that state to be acquired by a savings institution chartered by the state where the acquiring savings institution or savings and loan holding company is located, or by a holding company that controls such a state-chartered association.

Acquisition of Control

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company. An acquisition of control can occur upon the acquisition of 10.0% or more of the voting stock of a savings and loan holding company or as otherwise defined by the Federal Reserve. Under the Change in Bank Control Act, the Federal Reserve has 60 days from the filing of a complete notice to act (the 60-day period may be extended), taking into consideration certain factors, including the financial and managerial resources of the acquirer and the antitrust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company. Control can also exist if an individual or company has, or exercises, directly or indirectly or by acting in concert with others, a controlling influence over the Bank. Washington law also imposes certain limitations on the ability of persons and entities to acquire control of banking institutions and their parent companies.

Change in Management

Pursuant to the Supervisory Agreement and the Company Order, we are required to give 30 days’ prior written notice to its regulator before adding or replacing a director, employing any person as a senior executive officer or changing the responsibility of any senior executive officer so that such person would assume a different senior executive position. Our regulators then have the opportunity to disapprove any such appointment.

Dividend Policy

Under Washington law, the Company is generally permitted to make a distribution, including payments of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors, (1) the Company would be able to pay its debts as they become due in the ordinary course of business and (2) the Company’s total assets would at least equal the sum of its total liabilities plus the amount that would be if the Company were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The Company Order prohibits us from paying dividends or making other capital distributions without the prior written consent of the Federal Reserve. As the Company has elected to defer the payment of interest on its outstanding Subordinated Debt Securities the Company is prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, its common stock until it is current on all interest payments due.

In addition, the Company’s ability to pay dividends is significantly dependent on the Bank’s ability to pay dividends to the Company. Per the Supervisory Agreement the Bank is subject to regulatory restrictions with respect to its payment of dividends.

Compensation Policies

Compensation policies and practices at HomeStreet, Inc. and HomeStreet Bank are subject to regulation by their respective banking regulators and the SEC.

Guidance on Sound Incentive Compensation Policies. Effective on June 25, 2010, the Office of the Comptroller of the Currency, the Federal Reserve, the FDIC and the OTS adopted Sound Incentive Compensation Policies Final Guidance (the “Final Guidance”) designed to help ensure that incentive compensation policies at banking organizations do not encourage imprudent risk-taking and are consistent with the safety and soundness of the organization.

The Final Guidance applies to senior executives and others who are responsible for oversight of HomeStreet’s company-wide activities and material business lines, as well as other employees who, either individually or as a part of a group, have the ability to expose the Bank to material amounts of risk.

Dodd-Frank Act. In addition to the Final Guidance, the Dodd-Frank Act contains a number of provisions relating to compensation applying to public companies such as HomeStreet. The Dodd-Frank Act added a new Section 14A(a) to the Exchange Act that requires companies to include a separate non-binding resolution subject to shareholder vote in their proxy materials approving the executive compensation disclosed in the materials. In addition, a new Section 14A(b) to the Exchange Act requires any proxy or consent solicitation materials for a meeting seeking shareholder approval of an acquisition, merger, consolidation or disposition of all or substantially all of the company’s assets to include a separate non-binding shareholder resolution approving certain “golden parachute” payments made in connection with the transaction. A new Section 10D to the Exchange Act requires the SEC to direct the national securities exchanges to require companies to implement a policy to “claw back” certain executive payments that were made based on improper financial statements.

In addition, Section 956 of the Dodd-Frank Act requires certain regulators (including the FDIC, SEC and Federal Reserve) to adopt requirements or guidelines prohibiting excessive compensation or compensation that could lead to material loss as well as rules relating to disclosure of compensation. On April 14, 2011, these regulators published a joint proposed rulemaking to implement Section 956 of Dodd-Frank for depository institutions, their holding companies and various other financial institutions with $1 billion or more in assets. Section 956 prohibits incentive-based compensation arrangements that encourage inappropriate risk taking by covered financial institutions and are deemed to be excessive, or that may lead to material losses. The proposed rule would (1) prohibit incentive-based compensation arrangements for covered persons that would encourage inappropriate risks by providing excess compensation, (2) prohibit incentive-based compensation arrangements for covered persons that would expose the institution to inappropriate risks by providing compensation that could lead to a material financial loss, (3) require policies and procedures for incentive-based compensation arrangements that are commensurate with the size and complexity of the institutions and (4) require annual reports on incentive compensation structures to the institution’s appropriate federal regulator.

FDIC Regulations. We are further restricted in our ability to make certain “golden parachute” and “indemnification” payments under Part 359 of the FDIC regulations, and the FDIC also regulates payments to executives under Part 364 of its regulations relating to excessive executive compensation.

Regulation and Supervision of HomeStreet Bank

General

As a savings bank chartered under the laws of the State of Washington, HomeStreet Bank is subject to applicable provisions of Washington law and regulations of the Washington State Department of Financial Institutions, or DFI. As a state-chartered savings bank that is not a member of the Federal Reserve System, the Bank’s primary federal regulator is the FDIC. It is subject to regulation and examination by the DFI and the FDIC, as well as enforcement actions, both formal and informal, that are initiated by the DFI and the FDIC, and its deposits are insured by the FDIC.

Washington State has enacted a law regarding financial institution parity. The law generally provides that Washington-chartered savings banks may exercise any of the powers of Washington-chartered commercial banks, national banks and federally-chartered savings banks, subject to the approval of the Director of the DFI in certain situations.

Washington Banking Regulation

As a Washington savings bank, the Bank’s operations and activities are substantially regulated by Washington law and regulations, which govern, among other things, the Bank’s ability to take deposits and pay interest, to make loans on or invest in residential and other real estate, to make consumer and commercial loans, to invest in securities, to offer various banking services to its customers and to establish branch offices. Under state law, savings banks in Washington also generally have, subject to certain limitations or approvals, all of the powers that Washington chartered commercial banks have under Washington law and that federal savings banks and national banks have under federal laws and regulations.

Washington law also governs numerous corporate activities relating to the Bank, including the Bank’s ability to pay dividends, to engage in merger activities and to amend its articles of incorporation, as well as limitations on change of control of the Bank. Under Washington law, the board of directors of the Bank may not declare a cash dividend on its capital stock if payment of such dividend would cause its net worth to be reduced below the net worth requirements, if any, imposed by the DFI and dividends may not be paid in an amount greater than its retained earnings without the approval of the DFI. These restrictions are in addition to restrictions imposed by federal law and the Supervisory Agreement. Mergers involving the Bank and sales or acquisitions of its branches are generally subject to the approval of the DFI. No person or entity may acquire control of the Bank until 30 days after filing an application with the DFI, who has the authority to disapprove the application. Washington law defines “control” of an entity to mean directly or indirectly, alone or in concert with others, to own, control or hold the power to vote 25.0% or more of the outstanding stock or voting power of the entity. Any amendment to the Bank’s articles of incorporation requires the approval of the DFI.

The Bank is subject to periodic examination and reporting requirements by the DFI, as well as enforcement actions initiated by the DFI. The DFI’s enforcement powers include the issuance of orders compelling or restricting conduct by the Bank and the authority to bring actions to remove the Bank’s directors, officers and employees. The DFI has authority to place the Bank under supervisory direction or to take possession of the Bank and to appoint the FDIC as receiver.

Dodd-Frank Act

Numerous provisions of the Dodd-Frank Act will affect the Bank and its business and operations. For example, the federal prohibition on paying interest on demand deposits was eliminated, thus allowing businesses to have interest-bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense. The Dodd-Frank Act also broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, and non-interest-bearing transaction accounts have unlimited deposit insurance through December 31, 2012.

In addition, under the Dodd-Frank Act:

•	The requirements relating to the Bank’s capital have been modified;

•	The Federal Reserve is required to restrict interchange fees on debit card transactions;

•

In order to prevent abusive residential lending practices, new responsibilities are imposed on parties engaged in residential mortgage origination, brokerage and lending, and securitizers of mortgages and other asset-backed securities are required, subject to certain exemptions, to retain not less than five percent of the credit risk of the mortgages or other assets backing the securities;

•	Restrictions on affiliate and insider transactions are expanded;

•	Restrictions on management compensation and related governance have been enhanced;

•	A federal Bureau of Consumer Financial Protection is created with a broad authority to regulate consumer financial products and services; and

•	Restrictions are imposed on the amount of interchange fees that certain debit card issuers may charge.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense. Any additional changes in our regulation and oversight, whether in the form of new laws, rules and regulations, could make compliance more difficult or expensive or otherwise materially adversely affect our business, financial condition or prospects. The provisions of the Dodd-Frank Act and the subsequent exercise by regulators of their revised and expanded powers thereunder could materially and negatively impact the profitability of our business, the value of assets we hold or the collateral available for our loans, require changes to business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

Insurance of Deposit Accounts and Regulation by the FDIC

The FDIC is the Bank’s principal federal bank regulator. As such, the FDIC is authorized to conduct examinations of and to require reporting by the Bank. The FDIC may prohibit the Bank from engaging in any activity determined by law, regulation or order to pose a serious risk to the institution, and may take a variety of enforcement actions in the event the Bank violates a law, regulation or order, engages in an unsafe or unsound practice or under certain other circumstances. The FDIC also has the authority to appoint itself as receiver of the Bank or to terminate the Bank’s deposit insurance if it were to determine that the Bank has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

The Bank is a member of the Deposit Insurance Fund (“DIF”) administered by the FDIC, which insures customer deposit accounts. Under the Dodd-Frank Act, the amount of federal deposit insurance coverage was permanently increased from $100,000 to $250,000, per depositor, for each account ownership category at each depository institution. This change made permanent temporary coverage increases that had been in effect since October 2008. The Dodd-Frank Act provides unlimited FDIC insurance for non-interest bearing transaction accounts at all banks effective as of December 31, 2010 and continuing through December 31, 2012. This generally extends a similar but not identical program that had been available since 2008.

In order to maintain the DIF, member institutions, such as the Bank, are assessed insurance premiums. In light of the stresses that have occurred on the DIF in recent years and increases in insurance coverage, assessment rates have risen sharply. The FDIC imposed a special assessment on insured institutions in June 2009, has generally increased the assessment rates on insured institutions and required insured institutions to prepay on December 30, 2009 premiums that were expected to become due over the next three years. Because of its weak financial condition at the time, the Bank received an exemption from the requirement to prepay its 2010, 2011 and 2012 assessments and continues to pay those quarterly.

The Dodd-Frank Act requires the FDIC to make numerous changes to the DIF and the manner in which assessments are calculated. The minimum ratio of assets in the DIF to the total of estimated insured deposits was increased from 1.15% to 1.35%, and the FDIC is given until September 30, 2020 to meet the reserve ratio. In December 2010, the FDIC adopted a final rule setting the reserve ratio of the DIF at 2.0%. In February 2011, the FDIC adopted a final rule covering assessments on insured institutions. As required by the Dodd-Frank Act, the February rule provides that assessments will be based on an insured institution’s average consolidated assets less tangible equity capital, instead of being based on deposits.

For the purpose of determining an institution’s assessment rate, each institution is provided an assessment risk assignment, which is generally based on the risk that the institution presents to the DIF. Insured institutions with assets of less than $10 billion are placed in one of four risk categories. These risk categories are generally determined based on an institution’s capital levels and its supervisory evaluation. These institutions generally have an assessment rate that can range from 2.5 to 45 basis points. However, the FDIC does have flexibility to adopt assessment rates without additional rule-making provided that (1) no quarterly adjustment is in excess of 2 basis points and (2) the cumulative adjustment cannot exceed 2 basis points. In the future, if the reserve ratio reaches certain levels, these assessment rates will generally be lowered. As of May 31, 2012, the Bank’s assessment rate was 14 basis points on average assets less average tangible equity capital.

In addition, all FDIC-insured institutions are required to pay a pro rata portion of the interest due on obligations issued by the Financing Corporation to fund the closing and disposal of failed thrift institutions by the Resolution Trust Corporation. The Financing Corporation rate is adjusted quarterly to reflect changes in assessment bases of the DIF. These assessments will continue until the Financing Corporation bonds mature in 2019. The annual rate for the first three quarters of 2012 is 0.66 basis points.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any written condition imposed by the FDIC in connection with an application or other request or in connection with a written agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the FDIC finds that the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC.

Qualified Thrift Lender Test

A savings association can comply with the Qualified Thrift Lender test either by meeting the Qualified Thrift Lender test set forth in the HOLA and its implementing regulations or by qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code of 1986 and implementing regulations.

To qualify under the HOLA test, the Bank is required to maintain at least 65% of its “portfolio assets” in “qualified thrift investments” in at least nine months of the most recent 12-month period. “Portfolio assets” are total assets less (1) specified liquid assets up to 20% of total assets, (2) intangibles, including goodwill, and (3) the value of the property used to conduct business. “Qualified thrift investments” primarily consists of residential mortgages and related investments, including certain mortgage-backed securities, home equity loans, credit card loans, student loans and small business loans.

To qualify under the Internal Revenue Code test, a savings association must meet both a “business operations” test and a “60% of assets” test. The business operations test requires the business of a savings association to consist primarily of acquiring the savings of the public and investing in loans. The 60% of assets test requires that at least 60% of a savings association’s assets must consist of residential real property loans and certain other traditional thrift assets. While the Bank is eligible to qualify as a qualified thrift lender under the HOLA test, it is not clear due to statutory ambiguities that the Bank is eligible to qualify under the Internal Revenue Code test. As noted above, it is necessary for the Bank to qualify as a qualified thrift lender only under one of these two tests.

As of December 31, 2011, the Bank met the Qualified Thrift Lender test. A savings association subsidiary of a savings and loan holding company that does not meet the Qualified Thrift Lender test must comply with the following restrictions on its operations:

•	the association may not engage in any new activity or make any new investment, directly or indirectly, unless the activity or investment is also permissible for a national bank;

•	the branching powers of the association are restricted to those of a national bank located in the association’s home state; and

•

payment of dividends by the association is subject to the rules regarding payment of dividends by a national bank and must be necessary for its parent company to meet its obligations and must receive regulatory approval.

Further, an institution which fails to comply with the Qualified Thrift Lender test is also subject to possible agency enforcement action as a violation of law under the HOLA. In addition, if the institution does not requalify under HOLA test within three years after failing the test, the institution would be prohibited from engaging in any activity not permissible for a national bank and would have to repay any outstanding advances from the FHLB as promptly as possible. Within one year of the date that a savings association ceases to meet the Qualified Thrift Lender test, any company that controls the association must register as and be deemed to be a bank holding company subject to all of the provisions of the Bank Holding Company Act of 1956 and other statutes applicable to bank holding companies. There are certain limited exceptions to these requirements.

Capital and Prompt Corrective Action Requirements

Capital Requirements

Federally insured depository institutions, such as the Bank, are required to maintain a minimum level of regulatory capital. “Total capital” generally means the sum of Tier 1 capital and Tier 2 capital. The FDIC regulations recognize two types, or tiers, of capital: “core capital,” or Tier 1 capital, and “supplementary capital,” or Tier 2 capital. Tier 1 capital generally includes common shareholders’ equity and noncumulative perpetual preferred stock, less most intangible assets. Tier 2 capital, which is recognized up to 100% of Tier 1 capital for risk-based capital purposes (after any deductions for disallowed intangibles and disallowed deferred tax assets), includes such items as qualifying general loan loss reserves (up to 1.25% of risk-weighted assets), cumulative perpetual preferred stock, long-term preferred stock (original maturity of at least 20 years), certain perpetual preferred stock, hybrid capital instruments including mandatory convertible debt, term subordinated debt, intermediate-term preferred stock (original average maturity of at least five years) and net unrealized holding gains on equity securities (subject to certain limitations); provided, however, the amount of term subordinated debt and intermediate term preferred stock that may be included in Tier 2 capital for risk-based capital purposes is limited to 50.0% of Tier 1 capital.

The FDIC currently measures a bank’s capital using the (1) total risk-based capital ratio, (2) Tier 1 risk-based capital ratio and (3) Tier 1 capital leverage ratio. The risk-based measures are based on ratios of qualifying capital to risk-weighted assets. To determine risk-weighted assets, assets are placed in one of five categories and given a percentage weight based on the relative risk of that category. In addition, certain off-balance-sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the five categories. In evaluating the adequacy of a bank’s capital, the FDIC may also consider other factors that may affect the bank’s financial condition, such as interest rate risk exposure, liquidity, funding and market risks, the quality and level of earnings, concentration of credit risk, risks arising from nontraditional activities, loan and investment quality, the effectiveness of loan and investment policies, and management’s ability to monitor and control financial operating risks.

Prompt Corrective Action Regulations

Section 38 of the Federal Deposit Insurance Act establishes a framework of supervisory actions for insured depository institutions that are not adequately capitalized, also known as “prompt corrective action” regulations. All of the federal banking agencies have promulgated substantially similar regulations to implement a system of prompt corrective action. The framework for the type of supervisory action is based on a determination of a bank’s capital category as follows:

•

in order to be considered “well capitalized,” a bank must have a total risk-based capital ratio of 10.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a leverage capital ratio of 5.0% or more, and must not be subject to any written agreement, order or capital directive to meet and maintain a specific capital level for any capital measure;

•

in order to be considered “adequately capitalized,” a bank must have a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (or, a leverage ratio of at least 3.0% if the institution has a composite CAMELS (capital adequacy, asset quality, management quality, earnings, liquidity and sensitivity to market risk) rating of 1 and is not experiencing or anticipating any significant growth);

•

a bank is “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (or a leverage ratio of at least 3.0% under certain circumstances);

•

a bank is “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and

•	a bank is “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

Additionally, a bank, based upon its capital levels, that is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

At each successive lower capital category, an insured bank is subject to increasingly severe supervisory actions. These actions include, but are not limited to, restrictions on asset growth, interest rates paid on deposits, branching, allowable transactions with affiliates, ability to pay bonuses and raises to senior executives and pursuing new lines of business. Additionally, all “undercapitalized” banks are required to implement capital restoration plans to restore capital to at least the “adequately capitalized” level, and the FDIC is generally required to close “critically undercapitalized” banks within a 90-day period.

The Dodd-Frank Act contains provisions intended to strengthen the capital of depository institutions and their holding companies. Among other things, the federal banking agencies are directed to establish minimum leverage capital requirements and minimum risk-based capital requirements for insured institutions and holding companies. Such minimums cannot be less than those in effect on July 21, 2010. The federal banking agencies have issued a proposed set of rules which would generally increase the capital requirements currently applicable to the Bank. See “Regulation and Supervision — Recent Developments.”

Basel Requirements

In December 2010, the Basel Committee on Banking Supervision (the “BCBS”) finalized new capital standards. The BCBS is a committee of banking supervisory authorities of various countries, including the United States. The standards adopted by the BCBS in December 2010 are commonly referred to as “Basel III” and will be phased in over a number of years. Basel III, among other things, imposes more restrictive eligibility requirements for Tier 1 and Tier 2 capital and establishes a minimum Tier 1 common equity (generally common stock, stock surplus and retained earnings) to risk-weighted assets ratio of 4.5%, a minimum Tier 1 capital to risk-weighted assets ratio of 6.0% and a minimum total capital (Tier 1 and Tier 2) to risk-weighted assets ratio of 8.0%. In addition, Basel III imposes constraints on dividends and other distributions if the Tier 1 common equity to risk-weighted assets ratio is less than 7.0%, the Tier 1 capital to risk-weighted assets ratio is less than 8.5% or the total capital to risk-weighted assets ratio is less than 10.5%. Basel III also imposes a Tier 1 leverage ratio of 3.0% based on a measure of total exposure rather than total assets, permits regulators to impose an additional 2.5% common equity buffer during periods of excessive credit growth, caps the level of mortgage servicing rights that can be included in capital and introduces new liquidity standards. The United States banking regulators issued proposed rules outlining how Basel III-based requirements will be implemented for depository institutions and their holding companies. See “Regulation and Supervision — Recent Developments.” These proposed rules do not reflect any Basel III liquidity requirements. It is expected that the federal banking regulator will issue rules regarding the implementation of the liquidity requirements.

Limitations on Transactions with Affiliates

Transactions between the Bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of the Bank is any company or entity which controls, is controlled by or is under common control with the Bank but which is not a subsidiary of the Bank. The Company and its non-bank subsidiaries are affiliates of the Bank. Generally, Section 23A limits the amounts of certain types of affiliate transactions. Section 23B requires that all affiliate transactions be on terms substantially the same, or at least as favorable to the Bank, as those provided to a non-affiliate. In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal shareholders of the Bank and its affiliates.

Standards for Safety and Soundness

The federal banking regulatory agencies have prescribed, by regulation, a set of guidelines for all insured depository institutions prescribing safety and soundness standards. These guidelines establish general standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits.

Real Estate Lending Standards

FDIC regulations require the Bank to adopt and maintain written policies that establish appropriate limits and standards for real estate loans. These standards, which must be consistent with safe and sound banking practices, must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value ratio limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The Bank is obligated to monitor conditions in its real estate markets to ensure that its standards continue to be appropriate for current market conditions. The Bank’s board of directors is required to review and approve the Bank’s standards at least annually.

The FDIC has published guidelines for compliance with these regulations, including supervisory limitations on loan-to-value ratios for different categories of real estate loans. Under the guidelines, the aggregate amount of all loans in excess of the supervisory loan-to-value ratios should not exceed 100.0% of total capital, and the total of all loans for commercial, agricultural, multifamily or other non-one-to-four family residential properties in excess of such ratios should not exceed 30.0% of total capital. Loans in excess of the supervisory loan-to-value ratio limitations must be identified in the Bank’s records and reported at least quarterly to the Bank’s board of directors.

The federal banking agencies issued guidance on sound risk management practices for concentrations in commercial real estate lending. The purpose of the guidance is not to limit a bank’s commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The FDIC and other bank regulatory agencies may focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk.

Risk Retention

The Dodd-Frank Act requires that, subject to certain exemptions, securitizers of mortgage and other asset-backed securities retain not less than five percent of the credit risk of the mortgages or other assets. In April 2011, the federal banking regulators, together with the SEC, the Federal Housing Finance Agency and the Department of Housing and Urban Development, published proposed regulations implementing this requirement. Generally, the proposed regulations provide various ways in which the retention of risk requirement can be satisfied and also describe exemptions from the retention requirements for various types of assets, including mortgages. Final regulations have not been adopted.

Reserves Requirements

The Bank is subject to Federal Reserve regulations pursuant to which depositary institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Currently, reserves must be maintained against transaction accounts (primarily negotiable order of withdrawal and regular checking accounts). The regulations generally require that reserves be maintained in the amount of 3.0% of the aggregate of transaction accounts over $11.5 million up to $71.0 million in 2012. Net transaction accounts up to $11.5 million are exempt from reserve requirements.

Because required reserves must be maintained in the form of vault cash, a non interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Bank of San Francisco (the “FRBSF”), the effect of this reserve requirement is to reduce the Bank’s interest-earning assets. The balances maintained to meet the reserve requirements imposed by the FRBSF may be used to satisfy liquidity requirements. Members of the Federal Home Loan Bank System are also authorized to borrow from the Federal Reserve discount window, but FRBSF regulations require such institutions to exhaust all Federal Home Loan Bank sources before borrowing from a Federal Reserve Bank.

Federal Home Loan Bank System

The Federal Home Loan Bank system consists of twelve regional Federal Home Loan Banks, one of which is the FHLB of Seattle (“FHLB”). Among other benefits, each of these serves as a reserve or central bank for its members within its assigned region. Each Federal Home Loan Bank is financed primarily from the sale of consolidated obligations of the Federal Home Loan Bank system. Each of the Federal Home Loan Banks makes available loans or advances to its members in compliance with the policies and procedures established by its board of directors. The Bank is a member of the FHLB. As a member, the Bank is required to own stock in the FHLB and currently owns $37.0 million of stock in the FHLB. The Federal Housing Finance Agency (the “Finance Agency”) is the primary regulator of the FHLB, and the Finance Agency currently classifies the FHLB as undercapitalized. In October 2010, the FHLB entered into a Stipulation and Consent to the issuance of a Consent Order with the Finance Agency, which sets forth requirements for capital management, asset composition and other operating and risk management improvements.

Community Reinvestment Act of 1977

Banks are subject to the provisions of the Community Reinvestment Act of 1977, or the CRA, which requires the appropriate federal bank regulatory agency to assess a bank’s record in meeting the credit needs of the assessment areas serviced by the bank, including low and moderate income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. Further, these assessments are considered by regulators when evaluating mergers, acquisitions and applications to open or relocate a branch or facility. The Bank currently has a rating of “Outstanding” under the CRA.

Dividends

Dividends from the Bank constitute the major source of funds for dividends that may be paid by the Company to shareholders. The amount of dividends payable by the Bank to the Company depends upon the Bank’s earnings and capital position and is limited by federal and state laws. According to Washington law, the Bank may not declare or pay a cash dividend on its capital stock if this would cause its net worth to be reduced below the net worth requirements, if any, imposed by the Director of the DFI. In addition, dividends on the Bank’s capital stock may not be paid in an amount greater than its retained earnings without the approval of the Director of the DFI. The Supervisory Agreement prohibits the Bank from paying any cash dividends without the prior written consent of the Regional Director of the FDIC’s San Francisco Regional Office and the Director of Banks of the DFI.

The amount of dividends actually paid during any one period will be strongly affected by the Bank’s policy of maintaining a strong capital position. Because the Bank is treated as a savings association subsidiary of a savings and loan holding company, it must give the Federal Reserve at least 30 days’ advance notice of the proposed declaration of a dividend on its guaranty, permanent or other non-withdrawable stock. Federal law prohibits an insured depository institution from paying a cash dividend if this would cause the institution to be “undercapitalized,” as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies have the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe and unsound practice.

As the Company has elected to defer the payment of interest on its outstanding TruPS the Company is prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, its common stock until it is current on all interest payments due.

Liquidity

The Bank is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity Risk and Capital Resources.”

Compensation

The Bank is subject to regulation of its compensation practices. See “Regulation and Supervision —Regulation of the Company — Compensation Policies.”

Bank Secrecy Act and USA Patriot Act

The Company and the Bank are subject to the Bank Secrecy Act, as amended by the USA PATRIOT Act, which gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers and mandatory transaction reporting obligations. The Bank Secrecy Act imposes on the Bank numerous reporting, monitoring and other requirements including an affirmative obligation on the Bank to report currency transactions that exceed certain thresholds and to report other transactions determined to be suspicious.

Like all United States companies and individuals, the Company and the Bank are prohibited from transacting business with certain individuals and entities named on the Office of Foreign Asset Control’s list of Specially Designated Nationals and Blocked Persons. Failure to comply may result in fines and other penalties. The Office of Foreign Asset Control (“OFAC”) has issued guidance directed at financial institutions in which it asserted that it may, in its discretion, examine institutions determined to be high-risk or to be lacking in their efforts to comply with these prohibitions.

The Bank maintains a program to meet the requirements of the Bank Secrecy Act, USA PATRIOT Act and OFAC and believes it is currently in compliance with these requirements.

Identity Theft

The federal banking agencies finalized a joint rule implementing Section 315 of the Fair and Accurate Credit Transactions Act, or FACT Act, requiring each financial institution or creditor to develop and implement a written Identity Theft Prevention Program to detect, prevent and mitigate identity theft “red flags” in connection with the opening of certain accounts or certain existing accounts. The rule became effective on January 1, 2008 and mandatory compliance for financial institutions commenced on November 1, 2008. Among the requirements under the rule, the Bank was required to adopt “reasonable policies and procedures” to:

•	identify relevant red flags for covered accounts and incorporate those red flags into the program;

•	detect red flags that have been incorporated into the program;

•	respond appropriately to any red flags that are detected to prevent and mitigate identity theft; and

•	ensure the program is updated periodically, to reflect changes in risks to customers or to the safety and soundness of the financial institution or creditor from identity theft.

The Bank maintains a program to meet the requirements of Section 315 of the FACT Act and believes it is currently in compliance with these requirements.

Consumer Protection Laws and Regulations

The Bank and its affiliates are subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of its business relationships with consumers. While this list is not exhaustive, these include the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Secure and Fair Enforcement in Mortgage Licensing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Service Members’ Civil Relief Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil liability, criminal penalties, punitive damages and the loss of certain contractual rights. The Bank has a compliance governance structure in place to help ensure its compliance with these requirements.

The Dodd-Frank Act established the Bureau of Consumer Financial Protection as a new independent bureau within the Federal Reserve system that is responsible for regulating consumer financial products and services under federal consumer financial laws. The Bureau has broad rulemaking authority with respect to these laws and exclusive examination and primary enforcement authority with respect to banks with assets of $10 billion or more.

The Dodd-Frank Act also contains a variety of provisions intended to reform consumer mortgage practices. The provisions include (1) a requirement that lenders make a determination that at the time a residential mortgage loan is consummated the consumer has a reasonable ability to repay the loan and related costs, (2) a ban on loan originator compensation based on the interest rate or other terms of the loan (other than the amount of the principal), (3) a ban on prepayment penalties for certain types of loans, (4) bans on arbitration provisions in mortgage loans and (5) requirements for enhanced disclosures in connection with the making of a loan. The Act also imposes a variety of requirements on entities that service mortgage loans.

The Dodd-Frank Act contains provisions further regulating payment card transactions. The Act required the Federal Reserve to adopt regulations limiting any interchange fee for a debit transaction to an amount which is “reasonable and proportional” to the costs incurred by the issuer. The Federal Reserve has adopted final regulations limiting the amount of debit interchange fees that large bank issuers may charge or receive on their debit card transactions. There is an exemption from the rules for issuers with assets of less than $10 billion and the Federal Reserve has stated that it will monitor and report to Congress on the effectiveness of the exemption. Nevertheless, it is unclear whether such smaller issuers (which include the Bank) will, as a practical matter, be able to avoid the impact of the regulations.

Future Legislation or Regulation

In light of recent conditions in the United States economy and the financial services industry, the Obama administration, Congress, the regulators and various states continue to focus attention on the financial services industry. Additional proposals that affect the industry have been and will likely continue to be introduced. We cannot predict whether any of these proposals will be enacted or adopted or, if they are, the effect they would have on our business, our operations or our financial condition.

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. The risks described below represent some of the material risks you should carefully consider before making an investment decision. If any of these risks occur, our business, capital, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the price of our common stock could decline significantly and you could lose all or a part of your investment. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also become important factors that materially adversely affect our business, capital, liquidity, financial condition and results of operations. You should carefully consider the following risk factors, together with the other information contained in this resale prospectus, before purchasing our common stock.

Risks Related to our Business

We are subject to certain specific regulatory constraints on the activities of the Bank and the Company, as a result of which we may not be as profitable as banks that are not subject to such conditions.

Since 2009, both the Bank and the Company have operated under regulatory limitations on, among other things, our ability to pay cash dividends or to renew or incur additional debt, soliciting or renewing brokered deposits, and extending additional credit to certain borrowers. We also are required to continue reducing classified assets and to maintain elevated capital ratios. The Bank was under a cease and desist order from May 8, 2009 until March 26, 2012 when it was replaced with the Supervisory Agreement, and the Company remains subject to the Company Order. We expect these restrictions to continue for the near future. If we do not meet the applicable requirements, or if in the future we experience adverse conditions that cause us to fall below the standards set by our regulators and by applicable banking laws and regulations, we may again become subject to more stringent regulatory orders and other regulatory enforcement action.

Moreover, as we comply with these regulatory enforcement actions, we may not be able to grow our business as quickly and therefore may not be as profitable as other banks that are similarly situated but that are not subject to such measures. In addition, our current regulatory enforcement actions limit our ability to take certain actions and pursue various operating strategies that might otherwise improve our earnings and results of operations.

We have incurred substantial losses in the recent past and we cannot assure you that we will remain profitable.

We have sustained significant losses in the past and we cannot assure that we will remain profitable in the future. Our ability to remain profitable depends primarily on our ability to originate loans and either sell them into the secondary market or hold them in our loan portfolio and collect interest and principal as they come due. When loans become nonperforming or their ultimate collection is in doubt, our income is adversely affected. Our ability to sustain profitability will depend significantly on the successful resolution of nonperforming assets and stabilization of our loan portfolio, the timing and effectiveness of which cannot be assured. No assurance can be given that we will be successful in such efforts.

HomeStreet, Inc. primarily relies on dividends from the Bank and payment of dividends by the Bank is restricted.

HomeStreet, Inc. is a separate legal entity from the Bank, and although we do receive some dividends from HomeStreet Capital, the primary source of our funds from which we service our debt, pay dividends and otherwise satisfy our obligations is dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations, as well as by our policy of retaining a significant portion of our earnings to support the Bank’s operations and to assure that the Bank continues to meet the 9.0% Tier 1 leverage capital ratio set forth in the Supervisory Agreement. If the Bank cannot pay dividends to us, we may be limited in our ability to service our debts and fund the Company’s operations, and we do not expect the Company to pay dividends in the near future.

HomeStreet is prohibited from paying cash dividends under current regulatory orders and certain contractual agreements.

The Company is currently operating under a cease and desist order issued by its primary regulator which prohibits the Company from, among other things, making cash dividends or distributions to shareholders. In addition, we have elected to defer the payment of interest on each of our four outstanding series of trust preferred securities, or TruPS, and pursuant to the indentures governing those debt instruments, we are prohibited from declaring or paying cash dividends or distributions, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to any of our capital stock, until we are current on our interest payments under the TruPS. For these and other reasons, we do not expect to pay dividends in the near future. These restrictions on our ability to declare or make cash dividends may have a material adverse effect on the market value of our common stock.

Difficult market conditions have adversely affected and may continue to have an adverse effect on our business.

During the period from early 2008 through most of 2011, the United States economy in general, and the financial institutions sector in particular, experienced a severe downturn owing to a number of factors that affected virtually every aspect of our business. While these conditions appear to have moderated to some degree, recent market volatility suggests that we may continue to experience turmoil and volatility, and there remains considerable uncertainty that continues to affect our business, and that raises significant risk as to our ability to return to sustained profitability.

In particular, we may face risks related to market conditions that may negatively impact our business opportunities and plans, such as:

•	uncertainty related to increased regulation and aggressive governmental enforcement in the financial sector, including increased costs of compliance;

•	the models we use to assess the creditworthiness of our customers may become less reliable in predicting future behaviors which may impair our ability to effectively make underwriting decisions;

•	challenges in accurately estimating the ability of our borrowers to repay their loans if our forecasts of economic conditions and other economic predictions are not accurate;

•	further increases in FDIC insurance premiums due to additional depletion of that agency’s insurance funds;

•	restrictions in our ability to engage in routine funding transactions due to the commercial soundness of other financial institutions and government sponsored entities; and

•	increased competition from further consolidation in the financial services industry.

If recovery from the economic recession slows or if we experience another recessionary dip, our ability to access capital and our business, financial condition and results of operations may be adversely impacted.

An important information technology systems provider was recently identified as having internal control deficiencies, which could give rise to significant risks to the Bank and the Company.

We were recently notified that the provider of one of the Bank’s critical information technology and transaction processing systems has been identified as posing a significant risk to banking operations for that vendor’s clients. That vendor has been criticized for, among other things, an unsatisfactory risk management system, the lack of a compliance culture and a lack of internal controls. That vendor has encountered a significant cyberattack and related computer fraud, and there have been indications that in the absence of a prompt remediation of known and unknown deficiencies, that vendor’s systems may create enhanced risk for users.

The Bank does not use this system that was the subject of the cyberattack; however, the Bank uses this vendor for a wide variety of important functions, and prior to the identification of these issues, we had planned to increase our reliance on this vendor and its products and services. Our board of directors, as well as the Bank’s board of directors, have been briefed on this development and management is actively seeking ways in which to assess and mitigate any enhanced risks to the Bank and to our customers. However, if these concerns are not addressed promptly, the Bank could experience a number of potentially materially adverse consequences, including:

•	greater than normal exposure to compliance problems, which could lead to adverse regulatory actions, including potential enforcement actions;

•

the need to replace one or more of our information systems providers, which could lead to increased costs, disruptions in our relationships with one or more customers, management distractions, and other difficulties;

•	potential claims by customers, including class action claims, resulting from actual or alleged compromises of consumer or business financial information;

•	difficulties in maintaining an adequate system of internal controls and procedures and internal control over financial reporting;

•

the loss of confidence of one or more of our customers, or reputational harm associated with the use of these systems, particularly if our customers experience actual difficulties, losses or attacks; and

•	a dispute with this vendor over the adequacy of the products and services for which we contracted, potentially including increases in legal fees and other litigation costs.

A substantial portion of our revenue is derived from residential mortgage lending, which is a market sector that has experienced significant volatility.

Approximately 69.0%, 66.0% and 58.1% of our consolidated revenues (interest income plus noninterest income) in the years ended December 31, 2011, 2010 and 2009, respectively, and 78.3% of our consolidated revenues for the quarter ended March 31, 2012 were derived from originating, selling and servicing residential mortgages, and 29.0%, 28.5%, 24.9% and 27.8% of our consolidated total assets as of the end of each of those periods, respectively, represented residential mortgage loans held for investment. In addition, because we significantly expanded our single family mortgage loan operations in the first quarter of 2012, we expect to further increase the percentage of our revenue derived from residential mortgage lending, thereby increasing our exposure to risks in that sector. Residential mortgage lending in general has experienced substantial volatility in recent years, and each of our primary geographic market areas has recorded more significant declines in real estate values and higher levels of foreclosures and mortgage defaults than the national averages for those statistical categories. Were these trends to be protracted or exacerbated, our financial condition and result of operations may be affected materially and adversely.

The significant concentration of real estate secured loans in our portfolio has had and may continue to have a negative impact on our asset quality and profitability as a result of continued or worsening conditions on the real estate market and higher than normal delinquency and default rates.

Substantially all of our loans are secured by real property. As of March 31, 2012, 94.8% of all of our outstanding loans, totaling $1.27 billion, were secured by real estate, including $506.1 million in single family residential loans, $391.8 million in commercial real estate loans (including $103.2 million in owner-occupied loans underwritten based on the cash flows of the business), $56.3 million in multifamily residential loans, $158.6 million in construction and land development loans and $152.9 million in home equity loans.

Our real estate secured lending is generally sensitive to regional and local economic conditions, making loss levels difficult to predict. Declines in real estate sales and prices, as well as the adverse impacts of the economic slowdown and recession and an associated increase in unemployment, have resulted in higher than expected loan delinquencies and foreclosures, problem loans and OREO, net charge-offs and provisions for credit and OREO losses. We may continue to incur losses and may suffer additional adverse impacts to our capital ratios and our business. If the significant decline in market values continues, the collateral for our loans will provide less security and our ability to recover the principal, interest and costs due on defaulted loans by selling the underlying real estate will be diminished, leaving us more likely to suffer additional losses on defaulted loans. Such declines may have a greater effect on our earnings and capital than on the earnings and capital of financial institutions whose loan portfolios are more diversified.

Continued or worsening conditions in the real estate market and higher than normal delinquency and default rates on loans could cause other adverse consequences for us, including:

•

the reduction of cash flows and capital resources, as we are required to make cash advances to meet contractual obligations to investors, process foreclosures, and maintain, repair and market foreclosed properties;

•	declining mortgage servicing fee revenues because we recognize these revenues only upon collection;

•	increasing loan servicing costs;

•	declining fair value on our mortgage servicing rights; and

•	declining fair values and liquidity of securities held in our investment portfolio that are collateralized by mortgage obligations.

Our loans held for investment have historically been concentrated in construction and residential land acquisition, development and construction loans, which have a higher risk of loss than residential mortgage loans, and we have experienced increased delinquencies and loan losses related to those loans.

Construction and residential land acquisition, development and construction loans (“ADC loans”) represented 11.9%, 12.9%, 17.7% and 30.3% of our total loan portfolio at March 31, 2012 and December 31, 2011, 2010 and 2009, respectively. Such loans represented 65.8% 63.3%, 58.3% and 79.1% of our nonperforming loans at those dates. For the three months ended March 31, 2012 and the years ended December 31, 2011, 2010 and 2009, 63.3%, 52.9%, 82.5% and 80.7% of our charge-offs came from construction and ADC loans. If current downward trends in the housing and real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses from these loans. An increase in our delinquencies and credit losses would adversely affect our financial condition and results of operations, perhaps materially.

Our allowance for loan losses may prove inadequate or we may be negatively affected by credit risk exposures. Future additions to our allowance for loan losses will reduce our earnings.

Our business depends on the creditworthiness of our customers. As with most financial institutions, we maintain an allowance for loan losses to provide for defaults and nonperformance, which represents management’s best estimate of probable incurred losses inherent in the loan portfolio. Management’s estimate is the result of our continuing evaluation of specific credit risks and loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions, industry concentrations and other factors that may indicate future loan losses. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Generally, our nonperforming loans and OREO reflect operating difficulties of individual borrowers and weaknesses in the economies of the markets we serve. This allowance may not be adequate to cover actual losses, and future provisions for losses could materially and adversely affect our financial condition, results of operations and cash flows.

Nonperforming assets take significant time to resolve and adversely affect our financial condition and results of operations.

At March 31, 2012 and December 31, 2011 and 2010, our nonperforming assets (which include OREO) were $107.2 million, or 4.5%, $115.1 million, or 5.1%, and $283.7 million, or 11.4%, respectively, of our total assets. At March 31, 2012 and December 31, 2011 and 2010, nonperforming loans totaled $75.6 million, or 5.7%, $76.5 million, or 5.7%, and $113.2 million, or 7.1%, respectively, of our total loan portfolio. In addition, we had $39.9 million at March 31, 2012, $35.8 million at December 31, 2011 and $43.5 million at December 31, 2010 in loans that were 90 or more days past due and still held on accrual status and $34.9 million at March 31, 2012, $27.6 million at December 31, 2011 and $21.6 million at December 31, 2010 in loans 30 to 89 days delinquent. We may continue to incur additional losses relating to an increase in nonperforming assets. We do not record interest income on nonaccrual loans, which adversely affects our income. Additionally, higher levels of nonperforming assets increase our loan administration and legal expenses.

In addition, when we take possession of collateral through foreclosure or other similar proceedings, we are required to record the related collateral at the then fair value of the collateral less selling costs, which may result in a loss. Nonperforming assets increase our risk profile and the level of capital we and our regulators believe is adequate in light of such risks. Impairment of the value of these assets, the value of the underlying collateral, the liquidity and net worth of guarantors, or our borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, have adversely affected, and may continue to adversely affect, our business, results of operations and financial condition. See discussion below regarding additional risks associated with other real estate owned.

Our OREO may be subject to additional impairment and expense associated with ownership, and such properties may ultimately be sold at below appraised values.

Real estate owned by the Bank and not used in the ordinary course of its operations is referred to as other real estate owned, or OREO. We foreclose on and take title to the real estate collateral for defaulted loans as part of our business. We obtain appraisals on these assets prior to taking title to the properties and periodically thereafter. However, due to continuing deterioration in the market prices for real estate in our markets, there can be no assurance that such valuations will reflect the amount which may be paid by a willing purchaser in an arms-length transaction at the time of the final sale. Moreover, we can give no assurances that the losses associated with OREO will not exceed the estimated amounts, which would adversely affect future results of our operations. The calculation for the adequacy of write-downs of our OREO is based on several factors, including the appraised value of the real property, economic conditions in the property’s sub-market, comparable sales, current buyer demand, availability of financing, entitlement and development obligations and costs and historic loss experience. All of these factors have caused further write-downs in recent periods and can change without notice based on market and economic conditions.

In addition, our earnings may be affected by various expenses associated with OREO, including personnel costs, insurance, taxes, completion and repair costs and other costs associated with property ownership, as well as by the funding costs associated with assets that are tied up in OREO. Moreover, our ability to sell OREO properties is affected by public perception that banks are inclined to accept large discounts from market value in order to quickly liquidate properties. Any decrease in market prices may lead to OREO write-downs, with a corresponding expense in our statement of operations. Further write-downs on OREO or an inability to sell OREO properties could have a material adverse effect on our results of operations and financial condition. Furthermore, the management and resolution of nonperforming assets, which include OREO, increases our noninterest expense and requires significant commitments of time from our management and directors, which can detract from the performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming assets in the future.

We may incur significant losses as a result of ineffective hedging of interest rate risk related to our single family loans held for sale and on loans sold with a reservation of servicing rights.

The value our mortgage servicing rights (“MSRs”) changes with fluctuations in interest rates, among other things, reflecting the changing expectations of mortgage prepayment activity. To mitigate potential losses of fair value of MSRs related to changes in interest rates, we actively hedge this risk with derivative financial instruments. Hedging is a complex process, requiring sophisticated models, experienced and skilled personnel and continual monitoring. As it would be both impracticable and economically infeasible to hedge away substantially all of our interest rate risk, we do not seek to hedge this risk completely. Changes in the value of our hedging instruments may not correlate with changes in the value of our MSRs, and we could incur a net valuation loss as a result of our hedging activities, because our hedging strategy or instruments are imperfect, or both. Prior to January 2010, we valued our MSRs at the lower of cost or market value. For the years ended December 31, 2007, 2008 and 2009, we recognized net MSR/hedge gains and (losses) of $1.7 million, $5.4 million and $(4.7 million), respectively. In January 2010, we elected to value our MSRs at fair value which we believe has enabled more effective hedging strategies. In 2010 and 2011, we recognized net MSR/hedge gains of $4.3 million and $13.4 million, respectively. Following the expansion of our single family mortgage operations in early 2012 through the addition of a significant number of single family mortgage origination personnel, we expect the volume of our MSRs to increase which will increase our exposure to the risks associated with the impact of interest rate fluctuations on MSRs.

The fair value of our single family mortgage servicing rights is subject to substantial interest rate risk.

A substantial portion of our single family loans are sold into the secondary market. We are exposed to the risk of decreases in the fair value of our single family loans held for sale as a result of changes in interest rates. We use derivative financial instruments to hedge this risk; however our hedging strategies, techniques and judgments may not be effective and may not anticipate every event that would affect the fair value of our single family loans held for sale. Our inability to effectively reduce the risk of fluctuations in the fair value of our single family loans could negatively affect our results of operations due to decreases in the fair value of these assets.

Our real estate lending also exposes us to the risk of environmental liabilities.

In the course of our business, it is necessary to foreclose and take title to real estate, which could subject us to environmental liabilities with respect to these properties. Hazardous substances or waste, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. We could be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at such properties. The costs associated with investigation or remediation activities could be substantial and could substantially exceed the value of the real property. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. We may be unable to recover costs from any third party. These occurrences may materially reduce the value of the affected property, and we may find it difficult or impossible to use or sell the property prior to or following any environmental remediation. If we ever become subject to significant environmental liabilities, our business, financial condition and results of operations could be materially and adversely affected.

If we breach any of the representations or warranties we make to a purchaser when we sell mortgage loans, we may be liable to the purchaser for unpaid principal and interest on the loan.

When we sell mortgage loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Our loan sale agreements require us to repurchase mortgage loans if we have breached any of these representations or warranties, in which case we may be required to repurchase such loan and/or bear any subsequent loss on the loan. We may not have any remedies available to us against a third party for such losses, or the remedies available to us may not be as broad as the remedies available to the purchaser of the mortgage loan against us. In addition, if there are remedies against a third party available to us, we face further risk that such third party may not have the financial capacity to perform remedies that otherwise may be available to us. Therefore, if a purchaser enforces remedies against us, we may not be able to recover our losses from a third party and may be required to bear the full amount of the related loss. If repurchase and indemnity demands increase, our liquidity, results of operations and financial condition will be adversely affected.

If we breach any representations and warranties or fail to follow guidelines when originating a FHA/HUD insured loan or a VA guaranteed loan, we may lose the insurance or guarantee on the loan and suffer losses and/or pay penalties.

We originate and purchase, sell and thereafter service single family loans that are insured by FHA/HUD or guaranteed by the Veterans’ Administration, or VA. We certify to FHA/HUD and VA that the loans meet their requirements and guidelines. The FHA/HUD and VA audit loans that are insured or guaranteed under their programs, including audits of our processes and procedures as well as individual loan documentation. Violations of guidelines can result in monetary penalties or require us to provide indemnifications against loss or loans declared ineligible for their programs. In the past, monetary penalties and losses from indemnifications have not created material losses to the Bank. As a result of the housing crisis, FHA/HUD has stepped up enforcement initiatives. In addition to regular FHA/HUD audits, HUD’s Inspector General has become active in enforcing FHA regulations with respect to individual loans and has partnered with the Department of Justice (DOJ) in filing lawsuits against lenders for systemic violations. The penalties resulting from such lawsuits can be much more severe, since systemic violations can be applied to groups of loans and penalties may be subject to treble damages. The DOJ has used the Federal False Claims Act in prosecuting these lawsuits. Because of our significant origination of FHA/HUD insured and VA guaranteed loans, if the DOJ were to find potential violations by the Bank, we could be subject to material monetary penalties and/or losses, and may even be subject to lawsuits alleging systemic violations which could result in treble damages.

We may face risk of loss if we purchase loans from a seller that fails to satisfy its indemnification obligations.

We generally receive representations and warranties from the originators and sellers from whom we purchase loans and servicing rights such that if a loan defaults and there has been a breach of such representations and warranties, we may be able to pursue a remedy against the seller of the loan for the unpaid principal and interest on the defaulted loan. However, if the originator and/or seller breaches such representations and warranties and does not have the financial capacity to pay the related damages, we may be subject to the risk of loss for such loan as the originator or seller may not be able to pay such damages or repurchase loans when called upon by us to do so. Currently, we only purchase loans from Windermere Mortgage Services Series LLC, a joint venture with certain Windermere real estate brokerage franchise owners.

The proposed restructuring of Fannie Mae and Freddie Mac and changes in existing government-sponsored and federal mortgage programs could negatively affect our business.

We originate and purchase, sell and thereafter service single family and multifamily mortgages under the Fannie Mae, and to a lesser extent the Freddie Mac, single family purchase programs and the Fannie Mae multifamily Delegated Underwriting and Servicing, or DUS®, program. These activities represented 80.7%, 72.1%, 67.5% and 59.9% of our consolidated revenues (interest income plus noninterest income) for the three months ended March 31, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively. Since the nationwide downturn in residential mortgage lending that began in 2007 and the placement of Fannie Mae and Freddie Mac into conservatorship, Congress and various executive branch agencies have offered a wide range of proposals aimed at restructuring these agencies. None of these proposals have yet been defined with any specificity, and so we cannot predict how any such initiative would impact our business. However, any restructuring of Fannie Mae and Freddie Mac that restricts their loan repurchase programs may have a material adverse effect on our business and results of operations. Moreover, we have recorded on our balance sheet an intangible asset relating to our right to service single and multifamily loans sold to Fannie Mae and Freddie Mac. That asset was valued at $77.3 million and $87.2 million at December 31, 2011 and 2010, respectively. Changes in Fannie Mae’s and Freddie Mac’s policies and operations that adversely affect our single family residential loan and DUS mortgage servicing assets may require us to record impairment charges to the value of these assets, and significant impairment charges could be material and adversely affect our business.

Through our wholly owned subsidiary Home Street Capital Corporation, we participate as a lender in the Fannie Mae Delegated Underwriting and Servicing program, or DUS. Fannie Mae delegates responsibility for originating, underwriting and servicing mortgages, and we assume a limited portion of the risk of loss during the remaining term on each commercial mortgage loan that we sell to Fannie Mae. For the three months ended March 31, 2012 and the years ended December 31, 2011 and 2010, we originated $15.7 million, $125.7 million and $55.8 million in loans through the DUS program, respectively.

Fannie Mae and Freddie Mac are under conservatorship with the Federal Housing Finance Agency. On February 11, 2011, the Obama administration presented Congress with a report titled “Reforming America’s Housing Finance Market, A Report to Congress,” outlining its proposals for reforming America’s housing finance market with the goal of scaling back the role of the U.S. government in, and promoting the return of private capital to, the mortgage markets and ultimately winding down Fannie Mae and Freddie Mac. Without mentioning a specific time frame, the report calls for the reduction of the role of Fannie Mae and Freddie Mac in the mortgage markets by, among other things, reducing conforming loan limits, increasing guarantee fees and requiring larger down payments by borrowers. The report presents three options for the long-term structure of housing finance, all of which call for the unwinding of Fannie Mae and Freddie Mac and a reduced role of the government in the mortgage market. We cannot be certain if or when Fannie Mae and Freddie Mac will be wound down, if or when reform of the housing finance market will be implemented or what the future role of the U.S. government will be in the mortgage market, and, accordingly, we will not be able to determine the impact that any such reform may have on us until a definitive reform plan is adopted.

In addition, our ability to generate income through mortgage sales to institutional investors depends in part on programs sponsored by Fannie Mae, Freddie Mac and Ginnie Mae, which facilitate the issuance of mortgage-backed securities in the secondary market. Some of these programs have been reduced in recent periods due to current economic conditions, and the size of loans that Fannie Mae and Freddie Mac can guarantee declined as of October 1, 2011. Any discontinuation of, or significant reduction in, the operation of those programs could have a material adverse effect on our loan origination and mortgage sales as well as our results of operations. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these entities could negatively impact our results of business, operations and cash flows. Further, the Dodd-Frank Act imposes a requirement that private securitizers of mortgage and other asset backed securities retain, subject to certain exemptions, not less than five percent of the credit risk of the mortgages or other assets backing the securities.

The lending qualification and limits of FHA and VA may also be subject to changes that may limit our origination of loans guaranteed or insured by the agencies in the future.

A significant portion of our residential mortgage origination volume is derived from FHA and VA lending programs. Housing finance reform legislation decreased FHA loan limits effective October 1, 2011 from $567,500 to $506,000 in our primary markets in King, Pierce and Snohomish Counties, still substantially above the limit of $417,000 that existed prior to February 2009. FHA loan limits also decreased for other markets in which we operate. The FHA mutual mortgage insurance premiums changed in April 2011, with the premium collected at closing or financed in the loan amount decreasing from 2.25% to 1.00%, while the annual premium increased from 0.55% to 1.15%. As a result, conventional financing has become more affordable and more attractive relative to FHA financing for high loan-to-value borrowers who can afford the 5.0% minimum down payment required for conventional loans. While it is too soon to know what the long-term impacts of this legislation will be on our business, our FHA loan production was down slightly in the second half of 2011 when compared to the overall trend for 2011.

Fluctuations in interest rates could adversely affect the value of our assets and reduce our net interest income and noninterest income thereby adversely affecting our earnings and profitability.

Our earnings are highly dependent on the difference between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in market interest rates impact the rates earned on loans and investment securities and the rates paid on deposits and borrowings. In addition, changes to market interest rates may impact the level of loans, deposits and investments and the credit quality of existing loans. Changes in interest rates also affect demand for our residential loan products and the revenue realized on the sale of loans. A decrease in the volume of loans sold can decrease our revenues and net income. These rates may be affected by many factors beyond our control, including general and economic conditions and the monetary and fiscal policies of various governmental and regulatory authorities. Changes in interest rates may negatively impact our ability to attract deposits, make loans and achieve satisfactory interest rate spreads, which could adversely affect our financial condition or results of operations. Changes in interest rates may reduce our mortgage revenues, which would negatively impact our noninterest income.

Our securities portfolio includes securities that are insured or guaranteed by U.S. government agencies or government-sponsored enterprises and other securities that are sensitive to interest rate fluctuations. The unrealized gains or losses in our available-for-sale portfolio are reported as a separate component of shareholders’ equity until realized upon sale. As a result, future interest rate fluctuations may impact shareholders’ equity, causing material fluctuations from quarter to quarter. Failure to hold our securities until maturity or until market conditions are favorable for a sale could adversely affect our financial condition.

A significant portion of our noninterest income is derived from originating residential mortgage loans and selling them into the secondary market. That business has benefited from a long period of historically low interest rates. To the extent interest rates rise, particularly if they rise substantially or quickly, we may experience a reduction in mortgage refinancing and financing of new home purchases. These factors may negatively affect our mortgage loan origination volume and adversely affect our noninterest income.

Our mortgage servicing rights carry interest rate risk because the total amount of servicing fees earned, as well as changes in fair-market value, fluctuate based on expected loan prepayments (affecting the expected average life of a portfolio of residential mortgage servicing rights). The rate of prepayment of residential mortgage loans may be influenced by changing national and regional economic trends, such as recessions or depressed real estate markets, as well as the difference between interest rates on existing residential mortgage loans relative to prevailing residential mortgage rates. Changes in prepayment rates are therefore difficult for us to predict. An increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest and principal of their obligations. During periods of declining interest rates, many residential borrowers refinance their mortgage loans. The loan administration fee income related to the residential mortgage loan servicing rights corresponding to a mortgage loan deceases as mortgage loans are prepaid. Consequently, the fair value of portfolios of residential mortgage loan servicing rights tend to decrease during periods of declining interest rates, because greater prepayments can be expected and, as a result, the amount of loan administration income received also decreases.

We may be required to recognize impairment with respect to investment securities, including the FHLB stock we hold.

Our securities portfolio currently includes securities with unrecognized losses. We may continue to observe declines in the fair market value of these securities. We evaluate the securities portfolio for any other than temporary impairment each reporting period. In addition, as a condition of membership in the FHLB, we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At December 31, 2011 and 2010, we had stock in the FHLB totaling $37.0 million. Our FHLB stock is carried at cost and is subject to recoverability testing under applicable accounting standards. The FHLB has discontinued the repurchase of its stock and discontinued the distribution of dividends. Future negative changes to the financial condition of the FHLB may require us to recognize an impairment charge with respect to such holdings.

Inability to access and maintain liquidity could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity that would negatively impact our ability to fund continued loan growth and may negatively affect asset growth and, therefore, our earnings capability.

The termination or restructuring of Fannie Mae or Freddie Mac may have an adverse impact on our ability to fund and sell conventional loans and to generate loan fees and gains on sales and create servicing income.

Our main sources of liquidity are loan sales, deposits, payments of principal and interest received on loans and investment securities. In addition, we also rely on borrowing lines with the FHLB and the Federal Reserve Bank of San Francisco, or FRBSF. However, the FHLB has discontinued the repurchase of its stock and discontinued the distribution of dividends. Based on the foregoing, there can be no assurance the FHLB will have sufficient resources to continue to fund our borrowings at their current levels. In the event of a deterioration in our financial conditions or a further downturn in the economy, particularly in the housing market, our ability to access these funding resources could be negatively affected, which could limit the funds available to us and make it difficult for us to maintain adequate funding for loan growth. In addition, our customers’ ability to raise capital and refinance maturing obligations could be adversely affected, resulting in a further unfavorable impact on our business, financial condition and results of operations.

Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

We are subject to extensive regulation that has restricted and could further restrict our activities, including capital distributions, and impose financial requirements or limitations on the conduct of our business.

Our operations are subject to extensive regulation by federal, state and local governmental authorities, including the FDIC, the DFI and the Federal Reserve, and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Because our business is highly regulated, the laws, rules and regulations to which we are subject are evolving and change frequently. Changes to those laws, rules and regulations are also sometimes retroactively applied. Furthermore, the on-site examination cycle for an institution in our circumstances is frequent and extensive. Examination findings by the regulatory agencies may result in adverse consequences to the Company. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the authority to restrict our operations, adversely reclassify our assets, determine the level of deposit premiums assessed and require us to increase our allowance for loan losses.

Legislative or regulatory action regarding foreclosures, forced mortgage principal reduction, or bankruptcy laws may negatively impact our business.

Legislation and regulations have been proposed which, among other things, could allow judges to modify the terms of residential mortgages in bankruptcy proceedings and could hinder our ability to foreclose promptly on defaulted mortgage loans or expand assignee liability for certain violations in the mortgage loan origination process, any or all of which could adversely affect our business or result in our being held responsible for violations in the mortgage loan origination process. Congress and various regulatory authorities have proposed programs that would require a reduction in principal balances of “underwater” residential mortgages, which if implemented would tend to reduce loan servicing income and which might adversely affect the carrying values of portfolio loans. These legislative and regulatory proposals generally have focused primarily, if not exclusively, on residential mortgage origination, but we cannot offer assurances as to which, if any, of these initiatives may be adopted or, if adopted, to what extent they would affect our business. Any such initiatives may limit our ability to take actions that may be essential to preserve the value of the mortgage loans we service or hold for investment. Any restriction on our ability to foreclose on a loan, any requirement that we forego a portion of the amount otherwise due on a loan or any requirement that we modify any original loan terms may require us to advance principal, interest, tax and insurance payments, which would negatively impact our business, financial condition, liquidity and results of operations. Given the relatively high percentage of our business that derives from originating residential mortgages, any such actions are likely to have a significant impact on our business, and the effects we experience will likely be disproportionately high in comparison to financial institutions whose residential mortgage lending is more attenuated.

We are unable to predict whether U.S. federal, state or local authorities, or other pertinent bodies, will enact legislation, laws, rules, regulations, handbooks, guidelines or similar provisions that will affect our business or require changes in our practices in the future, and any such changes could adversely affect our cost of doing business and profitability. See “Regulation and Supervision — Regulation and Supervision of HomeStreet Bank.”

The Dodd-Frank Act is expected to increase our costs of operations and may have a material negative effect on us.

The Dodd-Frank Act significantly changes the laws as they apply to financial institutions and revises and expands the rulemaking, supervisory and enforcement authority of federal banking regulators. It is also expected to have a material impact on our relationships with current and future customers.

Although the statute will have a greater impact on larger institutions than regional bank holding companies such as the Company, many of its provisions will apply to us. Among other things, the Dodd-Frank Act:

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transferred supervision and regulation of HomeStreet, Inc. from the OTS to the Federal Reserve, which has stricter capital requirements for bank holding companies than those historically imposed on savings and loan holding companies, potentially limiting our ability to deploy our capital into earning assets, which would serve to limit our own earnings;

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grants the FDIC back-up supervisory authority with respect to depository institution holding companies that engage in conduct that poses a foreseeable and material risk to the Deposit Insurance Fund and heightens the Federal Reserve’s authority to examine, prescribe regulations and take action with respect to all subsidiaries of a bank holding company;

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prohibits insured state-chartered banks such as ours from engaging in certain derivatives transactions unless the chartering state’s lending limit laws take into consideration credit exposure to derivatives transactions;

•	subjects both large and small financial institutions to data and information gathering by a newly created Office of Financial Research;

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creates a new Consumer Financial Protection Bureau given rulemaking, examination and enforcement authority over consumer protection matters and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrowers’ ability to repay and prepayment penalties; and

•	imposes certain corporate governance and executive compensation standards that may increase costs of operation and adversely affect our ability to attract and retain management.

Some of these changes are effective immediately, though many are being phased in gradually. In addition, the statute in many instances calls for regulatory rulemaking to implement its provisions, not all of which have been completed, so the precise contours of the law and its effects on us cannot yet be fully understood. The provisions of the Dodd-Frank Act and the subsequent exercise by regulators of their revised and expanded powers thereunder could materially and negatively impact the profitability of our business, the value of assets we hold or the collateral available for our loans, require changes to business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

The short-term and long-term impacts of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain.

The Basel Committee on Banking Supervision (Basel Committee) recently adopted new standards that could lead to significantly higher capital requirements, higher capital charges, a cap on the level of mortgage servicing rights that can be included in capital, and more restrictive leverage and liquidity ratios. These new Basel III capital standards will be phased in from January 1, 2013 until January 1, 2019, and it is not yet known how these standards will be implemented by U.S. regulators or applied to community banks of our size and their holding companies. Implementation of these standards, or any other new regulations, might adversely affect our ability to pay dividends or require us to reduce business levels or raise capital, including in ways that may adversely affect our results of operations or financial condition.

The rapid expansion of our single family mortgage loan operations could pose a challenge if we are not able to successfully integrate our new hires and new offices, and could require significant resources or divert our management’s attention.

The rapid expansion of our single family mortgage loan operations through the hiring of a substantial number of mortgage loan personnel previously affiliated with MetLife Home Loans will involve significant expense and expose us to potential additional risks, including the expense of hiring and training a large number of new employees, costs associated with opening new stand-alone loan offices to provide for the new employees, diversion of management’s attention from the daily operations of the business and the potential loss of other key employees. We cannot guarantee that these costs will be fully offset by increased revenue generated by the expansion in this business line in the near future, or at all.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many national vendors provide turn-key services to community banks, such as internet banking and remote deposit capture that allow smaller banks to compete with institutions that have substantially greater resources to invest in technological improvements. We may not be able, however, to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

In addition, because of the demand for technology-driven products, banks are increasingly contracting with outside vendors to provide data processing and core banking functions. The use of technology-related products, services, delivery channels and processes exposes a bank to various risks, particularly transaction, strategic, reputation and compliance risks. There can be no assurance that we will be able to successfully manage the risks associated with our increased dependency on technology.

The network and computer systems on which we depend could fail or experience a security breach.

Our computer systems could be vulnerable to unforeseen problems. Because we conduct a part of our business over the Internet and outsource several critical functions to third parties, operations will depend on our ability, as well as the ability of third-party service providers, to protect computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in operations could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Our Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms our third-party service providers use to protect customer transaction data. If any such compromise of security were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

We expect that the obligations of being a public company, including the substantial public reporting obligations and compliance with related regulations, will require significant expenditures and place additional demands on our management team. Compliance with these rules will, among other things, require us to assess our internal controls and procedures and evaluate our accounting systems. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, we have hired, and may need to hire further additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses, although we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements, and could divert our management’s attention from our operations.

An interruption in or breach of our information systems could impair our ability to originate loans on a timely basis and may result in lost business.

We rely heavily upon communications and information systems to conduct our lending business. Any failure or interruption or breach in security of our information systems or the third-party information systems that we rely on could cause delays in our operations. We cannot assure you that no failures or interruptions will occur or, if they do occur, that we or the third parties on which we rely will adequately address them. The occurrence of any failures or interruptions could significantly harm our business, financial condition and results of operations.

Federal, state and local consumer lending laws may restrict our ability to originate or increase our risk of liability with respect to certain mortgage loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans, and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending, servicing and loan investment activities. They increase our cost of doing business, and ultimately may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

Some provisions of our articles of incorporation and bylaws and certain provisions of Washington law may deter takeover attempts, which may limit the opportunity of our shareholders to sell their shares at a favorable price.

Some provisions of our articles of incorporation and bylaws may have the effect of deterring or delaying attempts by our shareholders to remove or replace management, to commence proxy contests, or to effect changes in control. These provisions include:

•	a classified board of directors so that only approximately one third of our board of directors is elected each year;

•	elimination of cumulative voting in the election of directors;

•	procedures for advance notification of shareholder nominations and proposals;

•	the ability of our board of directors to amend our bylaws without shareholder approval; and

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the ability of our board of directors to issue shares of preferred stock without shareholder approval upon the terms and conditions and with the rights, privileges and preferences as the board of directors may determine.

In addition, as a Washington corporation, we are subject to Washington law which imposes restrictions on some transactions between a corporation and certain significant shareholders. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

USE OF PROCEEDS

We will not receive any proceeds upon the sale by the Selling Shareholder of the Shares covered by this Reoffer Prospectus. We will pay for the cost of registering the Shares in this offering.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is based on our articles of incorporation, our bylaws, Washington law, and certain orders applicable to HomeStreet or the Bank. The summary is not complete and is subject to, and qualified in its entirety by reference to, the terms of our articles of incorporation and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus is a part, and the provisions of applicable Washington law and orders applicable to HomeStreet or the Bank. You should read our articles of incorporation, our bylaws, and the applicable Washington law and orders for the provisions that are important to you.

General

Our authorized capital stock consists of 80,010,000 shares, no par value, of which 80,000,000 shares are common stock and 10,000 shares are preferred stock. The rights and preferences of our preferred stock may be established from time to time by our board of directors. As of the date of this resale prospectus, there are 7,162,606.80 shares of our common stock outstanding, as well as (a) 706,356 shares of our common stock reserved for issuance of awards to our employees pursuant to our 2010 Equity Incentive Plan (b) 221,800 shares reserved for issuance pursuant to options granted outside of our 2010 Equity Incentive Plan but subject to the terms of that plan, and (c) 84,000 shares reserved for issuance as awards to our non-employee directors based on their annual compensation under our 2011 Director Equity Compensation Plan.

Common Stock

Except as otherwise required by law or provided in any amendment to our articles of incorporation setting forth the designation for any series of preferred stock, the holders of our common stock possess all voting power for the election of our directors and all other matters requiring shareholder action, except with respect to amendments to our articles of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights in connection with the election of directors.

Except as otherwise provided by law, our articles of incorporation or our bylaws, all matters to be voted on by our shareholders must be approved by a majority of the shares present in person or by proxy at a meeting of shareholders and entitled to vote on the subject matter. Our articles of incorporation require the approval by affirmative vote of 2/3 of the outstanding stock of HomeStreet, Inc. to take the following actions:

•	amend the articles of incorporation;

•	adopt a plan of merger or plan of share exchange;

•	sell, lease, exchange or otherwise dispose of all or substantially all of the property of HomeStreet, Inc., other than in the usual and regular course of business; or

•	dissolve the company.

In the case of the election of directors, where a quorum is present, a plurality of the votes cast shall be sufficient to elect each director.

Holders of our common stock are entitled to receive dividends only when, as and if dividends are approved by our board of directors out of legally available funds. Subject to any preferential rights of any then outstanding preferred stock and to the requirements of Washington law and any order applicable to us, holders of our common stock are entitled to receive the holder’s proportionate share of any such dividends that may be declared by our board of directors. We are subject to various regulatory restrictions relating to the payment of dividends, and at present are precluded from declaring, making or paying any dividends on our common stock without the prior written consent of the Federal Reserve under the Company Order. We rely on dividends from the Bank in order to pay dividends to holders of our common stock; however, the Bank is currently prohibited from declaring, making or paying any dividends on its common stock without the prior written consent of the FDIC and DFI under the Bank Order. In addition, the Bank is required to give the Federal Reserve at least 30 days’ notice of any proposed declaration of a dividend.

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and any preferential rights to holders of our then outstanding preferred stock, if any.

Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of common stock offered by us in this offering, when issued, will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of our common stock, except for the shares of common stock offered pursuant to this offering or that our board of directors authorizes for issuance on an annual basis under the terms of the 2010 Equity Incentive Plan and in the form of stock grants to directors as part of their annual compensation. Authorized but unissued shares of our common stock may be issued from time to time to such persons and for such consideration as our board of directors may determine.

Preferred Stock

None of our shares of authorized preferred stock has been issued or designated as a particular class or series. Our board of directors may, from time to time and without shareholder approval, authorize the issuance of one or more classes or series of preferred stock. Though we have no current intention to issue any shares of preferred stock, our articles of incorporation permit us to issue up to10,000 shares of preferred stock. Subject to limitations prescribed by law and by our articles of incorporation, our board of directors is authorized to determine the preferences, limitations, voting powers and relative rights for each series of preferred stock that may be issued, including dividend rights, redemption rights, conversion rights and liquidation preferences, and to fix the number of shares of such series. Thus, our board of directors, without shareholder approval, could authorize the issuance of up to 10,000 shares of preferred stock with voting, liquidation, dividend, conversion and other rights that could be superior to the voting and other rights of the holders of our common stock or that could make it more difficult for another company to effect certain business combinations with us.

Our board of directors may at any time authorize the issuance of additional shares of the same series (up to the number of authorized shares of preferred stock), subject to the rights of the holders of any then outstanding preferred stock. Any preferred stock converted, redeemed, exchanged, cancelled or otherwise reacquired by us will, upon such conversion, redemption, exchange, cancellation or reacquisition, have the status of authorized but unissued preferred stock, designated as to series and subject to reissuance by our board of directors.

The issuance of preferred stock may adversely affect the rights of our common shareholders by, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock

•	eliminating the ability of our common stock to elect each of our directors

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control without further action by the shareholders.

We believe that our board of directors’ ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, our board of directors could issue all or part of the preferred stock with, among other things, substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by our board of directors likely to support our current management in a context for control of us, either as a precautionary measure or in response to a specific takeover threat.

Restrictions on Ownership and Transfer

Under a rebuttable presumption established by the Federal Reserve, it is possible that the acquisition of 10% or more of the voting stock of a savings and loan holding company, would, under certain circumstances set forth in the presumption, constitute the acquisition of control. As such, an investor wishing to acquire and hold more than 10% of our common stock after this offering may be required to file a change of control application with the Federal Reserve that would need to be approved before such investor could acquire such shares. Washington banking law also includes restrictions on the acquisition of control of a bank or its holding company.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (800) 937-5449.

Nasdaq Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “HMST.”

Material Anti-Takeover Effects of our Charter and Bylaws and of Washington Law

Our articles of incorporation and the Washington Business Corporation Act, or WBCA, contain provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our shareholders. Certain of these provisions are summarized in the following paragraphs.

Authorized but Unissued Shares of Capital Stock

We believe that the availability of the preferred stock under our articles of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special shareholders meeting. The authorized shares of preferred stock, as well as the authorized but unissued shares of our common stock, will be available for issuance without further action by our shareholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our board of directors has the power, subject to applicable law, to issue additional shares of common stock or a new series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then prevailing market price of the stock.

Increase in the Number of Directors

Our bylaws, which are incorporated into our charter, provide for a range of seven to 13 directors and grants the board of directors authority to increase the number of directors within that range by resolution adopted by the affirmative vote of a majority of the directors then in office. In addition, the board of directors currently has the authority to amend the bylaws to increase the maximum number of directors without seeking shareholder approval. Newly created directorships resulting from an increase in the number of authorized directors, or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, are filled solely by the affirmative vote of a majority of the remaining directors then in office. An increase in the number of authorized directors could have the effect of discouraging a takeover by restricting the ability of a shareholder (or group of shareholders) from changing the majority composition of the board of directors.

Staggered Board of Directors; Removal of Directors

Our articles of incorporation divide our board of directors into three classes with staggered three-year terms. In addition, pursuant to the Company’s bylaws a director may be removed only for good cause and only by an affirmative vote of the shareholders. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled by vote of a majority of our directors then in office.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders. Our bylaws also provide detailed requirements for shareholder proposals for our annual meetings, including shareholder nominations for director. In addition, director nominees will be required to meet any requirements for director under the laws and regulations applicable to the Company, including any requirements set by our regulators, and must provide certain information, including biographical information, share ownership amounts and other information that would need to be included in a proxy statement relating to the election of a director.

Special Meetings of Shareholders

Our bylaws provide that special meetings of shareholders may be called only by the holders of shares entitled to cast not less than 10.0% of the votes at that meeting, the board of directors, the Chairman of the board of directors, or the Chief Executive Officer. This limited ability to call a special meeting of shareholders may have an anti-takeover effect because a potential acquirer may be impeded from calling a special meeting of shareholders to consider removing directors or to consider an acquisition offer.

Anti-Takeover Effects of Washington Law

Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the Company. Chapter 23B.19 of the WBCA prohibits us, with certain exceptions, from engaging in certain significant business transactions with an “acquiring person” (defined as a person or group of persons who acquire 10.0% or more of our voting securities without the prior approval of the our board of directors) for a period of five years following the acquiring person’s share acquisition date. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive a disproportionate benefit as a shareholder. Exceptions to this statutory prohibition include approval of the transaction at a shareholders meeting by holders of not less than a two-thirds of the shares held by each voting group entitled to vote on the transaction, not counting shares as to which the acquiring person has beneficial ownership or voting control, transactions approved by the board of directors prior to the acquiring person first becoming an acquiring person, or, with respect to a merger, share exchange, consolidation, liquidation or distribution entered into with the acquiring person, transactions where certain other requirements regarding the fairness of the consideration to be received by the shareholders have been met. We may not exempt ourselves from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

SELLING SHAREHOLDERS

All of the shares offered hereby are shares of our common stock which were issued to certain of our executive officers, executive officers of our wholly owned subsidiary HomeStreet Bank, and non-employee directors of the Company as restricted stock awards in connection with the closing of our initial public offering in February 2012. The relationship of each Selling Shareholder to the Company is described below.

The following table and related footnotes contains information as of June 12, 2012, with respect to the Selling Shareholders and the number of shares of common stock beneficially owned by such Selling Shareholders that may be offered using this prospectus.

Percentage of beneficial ownership is based on 7,162,606.8 shares of our common stock outstanding as of June 12, 2012. The Selling Shareholders may offer the shares for sale from time to time in whole or in part, provided that the shares sold are no longer subject to vesting requirements. Except where otherwise noted, each of the Selling Shareholders named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by him or her.

Selling Shareholder	Number of Shares of Common Stock that may be Sold in this Offering (1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering	Number of Shares of Common Stock Beneficially Owned After Completion of this Offering (2)	Percentage of Common Stock Outstanding After Completion of this Offering (3)
David A. Ederer, Chairman of the Board	1,300	10,032.80	8,732.80	*
Scott M. Boggs, Director	850	4,457.2	3,607.2	*
Brian P. Dempsey, Director (4)	850	11,850.4	11,000.4	*
Victor H. Indiek, Director	850	1,980	1,130	*
Thomas E. King, Director	850	5,450	4,600	*
George “Judd” Kirk, Director	850	3,001.2	2,151.2	*
Michael J. Malone, Director	850	8,850	8,000	*
Gerhardt Morrison, Director	850	4382.8	3,532.8	*
Mary Oldshue, Director of HomeStreet Bank	850	1,234	384	*
Douglas I. Smith, Director	850	23,650	22,800	*
Bruce W. Williams, Director (5)	850	513,733.72	512,883.72	7.2%
Mark K. Mason, Chief Executive Officer, President, Vice Chairman, Director (6)	40,362	138,082	92,720	1.3%
Jay Iseman, Executive VP, Chief Credit Officer (7)	8,072	23,072	15,000	*
Godfrey B. Evans, Executive VP, Chief Administrative Officer, General Counsel and Corporate Secretary (8)	8,072	27,616	19,544	*
Richard W. H. Bennion, Executive VP, Residential Lending Director of HomeStreet Bank (9)	3,228	35,203.13	31,975.13	*

Selling Shareholder	Number of Shares of Common Stock that may be Sold in this Offering (1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering	Number of Shares of Common Stock Beneficially Owned After Completion of this Offering (2)	Percentage of Common Stock Outstanding After Completion of this Offering (3)
Patricia A. Leach, Executive VP of HomeStreet, Inc., Executive VP, Income Property Lending of HomeStreet Bank (10)	2,584	23,029.49	20,445.49	*
Paul J. Battaglia, Senior VP, Credit Administration Counsel of HomeStreet Bank (11)	1,614	4,614	3,000	*
Susan C. Greenwald, Senior VP Single Family Lending Operations Director of HomeStreet Bank (12)	2,260	19,831.35	17,571.35	*
Mark C. Gregory, Senior VP, Chief Information Officer of HomeStreet Bank (13)	2,260	6,461.78	4,201.78	*
Kathleen A. Kanealii, Senior VP, Business Banking Director of HomeStreet Bank (14)	1,614	6,539.97	4,925.97	*
Paulette Lemon, Senior VP, Retail Banking Director of HomeStreet Bank (15)	1,614	13,993.75	12,319.75	*
Pamela J. Taylor, Senior VP, Human Resources Director of HomeStreet Bank (16)	1,938	10,443.64	8,505.64	*
Jeffrey L. Todhunter, Senior VP, Residential Construction Lending Director of HomeStreet Bank (17)	1,292	14,341.94	13,049.94	*
Darrell van Amen, Senior VP, Treasurer of HomeStreet, Inc.; Senior VP, Asset/Liability Manager, Treasurer of HomeStreet Bank (18)	3,660	8,958.31	5,298.31	*
Mary L. Vincent, Senior VP, Risk & Regulatory Oversight Director of HomeStreet Bank (19)	1,292	13,730.44	12,438.44	*
Kathryn A. Williams, Senior VP, Community Relations Director of HomeStreet Bank (20)	968	190,591.9	189,623.9	2.7%
Jeffrey D. Schlenker, Senior VP, Investment Management Services Sales Manager of HomeStreet Bank	2,092	2,592	500	*
Mary E. Francis, Senior VP, Cash Management Director of HomeStreet Bank	1,568	1,568	0	*
Mark Ahlsted, Senior VP of HomeStreet Bank (21)	1,614	4,614	3,000	*
David Hatlen, Vice President of HomeStreet Bank (22)	2,092	14,225.2	12,133.2	*
Cory Stewart, Senior VP, Finance and Accounting	1,046	1,046	0	*

*	Less than 1%

(1) Shares that may be sold in the offering are subject to vesting. For shares issued pursuant to grants of restricted stock awards to non-employee directors (Messrs. Ederer, Boggs, Dempsey, Indiek, King, Kirk, Malone, Morrison, Smith and Williams and Ms. Oldshue), the shares vest ratably over three years on February 15, 2013, 2014 and 2015. The shares issued pursuant to grants of restricted stock awards to our executive officers and senior managers other than Mr. Stewart are fully vested, and Mr. Stewart’s award is vested as to one-third of the shares as of the date of this prospectus. Shares may not be resold by the holders pursuant to this resale prospectus or otherwise until they have vested. In addition, this includes shares which are subject to restrictions on transfer pursuant to agreements entered into in connection with our recent public offering, which restrictions expire on or about August 8, 2012.

(2) The Selling Shareholders provided us with information with respect to their share ownership. Because the Selling Shareholders may sell all, part or none of its shares, we are unable to estimate the number of shares that will be held by the Selling Shareholders upon resale of the shares of common stock being registered hereby. We have, therefore, assumed for the purposes of the registration statement related to this resale prospectus that each of the Selling Shareholders will sell all of his or her shares. See “Plan of Distribution.”

(3) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 7,162,606.8 shares of common stock outstanding as of June 12, 2012.

(4) Shares beneficially owned by Mr. Dempsey includes 5,600 shares of common stock held by Brian P. Dempsey and Cairns C. Dempsey as joint tenants with right of survivorship.

(5) Shares beneficially owned by Mr. Williams includes (a) 9,626.32 shares held through the ESOP, which Mr. Williams has the authority to direct voting of, (b) 13,573.60 shares held by Bruce Williams and Gro A. Buer, husband and wife, (c) 94,064 shares held as co-trustee with Ms. Buer for the Marina Sonja Williams Trust dated 12/25/95, (d) 1,094.20 shares held as sole trustee for the Marina Sonja Williams Trust dated 12/23/03, (e) 80,038.40 shares held as executor of the estate of Walter B. Williams; (f) 80,036.80 shares held as executor of the estate of Marie W. Williams; (g) 16,085.6 shares held as the sole trustee of the Walter B. Williams Interim Trust; (h) 27,640.80 shares held as the sole trustee of the 2000 Karen M. Zimmerman Trust; (i) 27,640.80 shares held as the sole trustee of the Steven W. Zimmerman Trust; and (j) 375.20 shares held as the sole trustee for the Andrew Alvaro Mullins-Williams 2005 Trust, (k) 78,227.20 shares held as the sole trustee of the Myers Irrevocable Trust #1.

(6) Shares beneficially owned by Mr. Mason includes 75,000 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(7) Shares beneficially owned by Mr. Iseman includes 15,000 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(8) Shares beneficially owned by Mr. Evans includes 15,000 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(9) Shares beneficially owned by Mr. Bennion includes 18,739.93 shares held through the ESOP, which Mr. Bennion has the authority to direct voting of, and 6,000 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(10) Shares beneficially owned by Ms. Leach includes 8,818.29 shares held through the ESOP, which Ms. Leach has the authority to direct voting of, and 4,800 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(11) Shares beneficially owned by Mr. Battaglia includes 3,000 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(12) Shares beneficially owned by Ms. Greenwald includes (a) 879.2 shares of common stock held by Susan C Greenwald & Henry D Greenwald as community property, (b) 12,492.15 shares held through the ESOP, which Ms. Greenwald has the authority to direct voting of, and (c) 4,200 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(13) Shares beneficially owned by Mr. Gregory includes 1.78 shares held through the ESOP, which Mr. Gregory has the authority to direct voting of, and 4,200 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(14) Shares beneficially owned by Ms. Kanealii includes 1,360.37 shares held through the ESOP, which Ms. Kanealii has the authority to direct voting of, and 3,000 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(15) Shares beneficially owned by Ms. Lemon includes 8,934.15 shares held through the ESOP, which Ms. Lemon has the authority to direct voting of, and 3,000 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(16) Shares beneficially owned by Ms. Taylor includes 1,794.43 shares held through the ESOP, which Ms. Taylor has the authority to direct voting of, and 3,600 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(17) Shares beneficially owned by Mr. Todhunter includes (a) 2,626 shares of common stock held by Jeffrey L Todhunter & Sharon A Todhunter as joint tenants with right of survivorship, (b) 8,023.94 shares held through the ESOP, which Mr. Todhunter has the authority to direct voting of, and (c) 2,400 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(18) Shares beneficially owned by Mr. van Amen includes 1,098.31 shares held through the ESOP, which Mr. van Amen has the authority to direct voting of and 4,200 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(19) Shares beneficially owned by Ms. Vincent includes 7,900.03 shares held through the ESOP, which Ms. Vincent has the authority to direct voting of, and 2,400 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(20) Shares beneficially owned by Ms. Williams includes (a) 1,800 shares of common stock issuable on exercise of options vested within 60 days of June 12, 2012, (b) 15,253.698 shares held through the ESOP, which Ms. Williams has the right to direct the vote of such shares, (c) 1,094.2 shares of common stock held as trustee for the Andrew Alvaro Mullins-Williams Trust; (b) 8,000 shares of common stock held as trustee for the Andrew A. Mullins-Williams Trust dated 12/27/88 and (c) 40,881.6 shares of common stock held as trustee for the Mullins-Williams Children’s Trust dated 7/28/93.

(21) Shares beneficially owned by Mr. Ahlsted includes 3,000 shares issuable pursuant to the vested portion of an option exercisable within 60 days of June 12, 2012 but does not include any options that will not be vested within that time period.

(22) Shares beneficially owned by Mr. Hatlen includes 4,133.208 shares held through the ESOP, which Mr. Hatlen has the authority to direct voting of.

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts relating to sales of the Shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholder may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Any of the Selling Shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each of the Selling Shareholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because any of the Selling Shareholders may be deemed to be an “underwriter” within the meaning of the Securities Act, each will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each of the Selling Shareholders has advised us that he or she has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Shareholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation

M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed the Selling Shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will not receive any proceeds from any sale of the Shares by the Selling Shareholders.

LEGAL MATTERS

The validity of the securities offered hereby and certain other legal matters in connection therewith will be passed upon for us and the Selling Shareholders by Davis Wright Tremaine LLP, Seattle, Washington.

EXPERTS

The consolidated financial statements of HomeStreet, Inc. and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report dated March 29, 2012 refers to the Company’s election to carry mortgage servicing rights related to single family loans at fair value, and to carry single family residential mortgage loans held for sale using the fair value option.

DOCUMENTS INCORPORATED BY REFERENCE

SEC rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

•	our definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 25, 2012 for our 2012 Annual Meeting of Shareholders; and

•	The description of our capital stock contained in our Registration Statements on Form 8A filed with the SEC on February 10, 2012.

We are subject to the information and reporting requirements of the Exchange Act, and file periodic reports, proxy statements and we make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

We will provide without charge to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in the prospectus but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:

Godfrey B Evans

General Counsel

HomeStreet, Inc.

601 Union Street, Suite 2000

Seattle, WA 98101

(206) 623-3050

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell the common stock of HomeStreet, Inc. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of the common stock of HomeStreet, Inc.

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

Item 2. Registrant Information and Employee Plan Annual Information.*

*The documents containing the information specified in “Item 1. Plan Information” and “Item 2. Registrant Information and Employee Plan Annual Information” of Form S-8 will be sent or given to the respective participants of the HomeStreet, Inc. 2010 Equity Incentive Plan as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not required to be, and are not, filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as a prospectus or prospectus supplement pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by HomeStreet, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) are incorporated by reference in this Registration Statement:

(a)	The Registrant’s Prospectus filed with the Commission on February 14, 2012, pursuant to Rule 424(b) under the Securities Act relating to the Registration Statement on Form S-1, as amended (File No. 333-173980), which contains the Registrant’s audited financial statements for the latest fiscal year for which such statements have been filed; and

(b)	The description of the Registrant’s common stock contained in its Registration Statement on Form 8-A (File No. 001-35424), filed by the Registrant with the Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 10, 2012, including any amendments or reports filed for the purpose of updating this description.

(c)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on March 30, 2012; and

(d)	The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 filed with the Commission on May 14, 2012.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents; provided, however, that documents or information deemed to have been furnished and not filed in accordance with the rules of the Commission shall not be deemed incorporated by reference into this Registration Statement. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act, or the WBCA, authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933. Article 10 of our Amended and Restated Bylaws provides for indemnification of the Registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the Company also may be indemnified against liability they may incur for serving in such capacity pursuant to a liability insurance policy we maintain for such purpose.

Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate losses or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 7 of our Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the Company and its shareholders.

In addition to the indemnification provided by our bylaws, prior to the closing of this offering, we will have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, will require us to indemnify these directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, that could apply even in the event we are not required to indemnify the insured person.

The above discussion of the WBCA and the Registrant’s Amended and Restated Bylaws and Amended and Restated Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by reference to the WBCA, the Amended and Restated Bylaws and the Amended and Restated Articles of Incorporation.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

Exhibit Number	Exhibit Description

4.1(1)	Form of Common Stock Certificate

4.2(2)	Second Amended and Restated Articles of Incorporation of HomeStreet, Inc.

4.3(3)	First Amendment to Second Amended and Restated Articles of Incorporation of HomeStreet, Inc.

4.4(2)	HomeStreet, Inc. 2010 Equity Incentive Plan

4.5(2)	Form of HomeStreet, Inc. Award Agreement for Nonqualified Stock Options

4.6(2)	HomeStreet, Inc. 2011 Director Equity Compensation Plan

5.1	Opinion of Davis Wright Tremaine LLP

23.1	Consent of Davis Wright Tremaine LLP (Included in its opinion filed as Exhibit 5.1)

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm

24	Power of Attorney (Included on the signature page of the Registration Statement)

(1)	Filed as an exhibit to HomeStreet, Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-173980) filed on August 9, 2011, and incorporated herein by reference.
(2)	Filed as an exhibit to HomeStreet, Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-173980) filed on May 19, 2011, and incorporated herein by reference.
(3)	Filed as an exhibit to HomeStreet, Inc.’s Current Report on Form 8-K (SEC File No. 001-35424) filed on February 29, 2012, and incorporated herein by reference.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 14th day of June, 2012.

HomeStreet, Inc.

/s/ Mark K. Mason
Mark K. Mason, Chief Executive Officer and Acting Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark K. Mason his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement, including any amendment thereto, relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Mark K. Mason Mark K. Mason	President, Chief Executive Officer and Acting Chief Financial Officer (Principal Executive Officer and Principal Financial and Accounting Officer)	June 14, 2012

/s/ David Ederer David Ederer	Director	June 14, 2012

/s/ Scott Boggs Scott Boggs	Director	June 13, 2012

/s/ Brian P. Dempsey Brian P. Dempsey	Director	June 13, 2012

/s/ Victor H. Indiek Victor H. Indiek	Director	June 14, 2012

/s/ Thomas E. King Thomas E. King	Director	June 13, 2012

/s/ George Kirk George “Judd” Kirk	Director	June 13, 2012

/s/ Michael J. Malone Michael J. Malone	Director	June 13, 2012

Gerhardt Morrison	Director	June , 2012

/s/ D.I. Smith Douglas I. Smith	Director	June 13, 2012

/s/ Bruce W. Williams Bruce W. Williams	Director	June 13, 2012

Exhibit Index

Exhibit Number	Exhibit Description

4.1(1)	Form of Common Stock Certificate

4.2(2)	Second Amended and Restated Articles of Incorporation of HomeStreet, Inc.

4.3(3)	First Amendment to Second Amended and Restated Articles of Incorporation of HomeStreet, Inc.

4.4(2)	HomeStreet, Inc. 2010 Equity Incentive Plan

4.5(2)	Form of HomeStreet, Inc. Award Agreement for Nonqualified Stock Options

4.6(2)	HomeStreet, Inc. 2011 Director Equity Compensation Plan

5.1	Opinion of Davis Wright Tremaine LLP

23.1	Consent of Davis Wright Tremaine LLP (Included in its opinion filed as Exhibit 5.1)

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm

24	Power of Attorney (Included on the signature page of the Registration Statement)

(1)	Filed as an exhibit to HomeStreet, Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-173980) filed on August 9, 2011, and incorporated herein by reference.
(2)	Filed as an exhibit to HomeStreet, Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-173980) filed on May 19, 2011, and incorporated herein by reference.
(3)	Filed as an exhibit to HomeStreet, Inc.’s Current Report on Form 8-K (SEC File No. 001-35424) filed on February 29, 2012, and incorporated herein by reference.